SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2016
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA SIDERÚRGICA NACIONAL

Corporate Taxpayer’s ID (CNPJ/MF) 33.042.730/0001-04

Company Registry (NIRE) 35.300.396.090

Publicly-held Company

TABLE OF CONTENTS

MANAGEMENT PROPOSAL	2
Attachment I – Management’s Comments	4
Attachment II – Information about the candidates for the Board of Directors’ positions	35
Attachment III – Information about management compensation	40
Attachment IV – Allocation of Net Income	56

MANAGEMENT PROPOSAL

Dear Shareholders

Please find below the Management proposal of Companhia Siderúrgica Nacional (“Company”) about the issues to be resolved at the Company’s Annual Shareholders’ Meeting to be summoned for April 28, 2016.

1. Analysis of the Management accounts, to examine, discuss and vote on the financial statements for the fiscal year ended December 31, 2015.

We propose to the Company’s shareholders to analyze the Management accounts and approve the financial statements for the fiscal year ended December 31, 2015, disclosed on March 28, 2016, at the websites of the Brazilian Securities and Exchange Commission (“CVM”) and BM&FBOVESPA S.A. – Securities, Commodities and Futures Exchange (“BM&FBOVESPA”), by means of the Periodic Information System (IPE) (“Financial Statements”).

In addition, we point out that, pursuant to item III, Article 9 of CVM Rule nº 481 of December 17, 2009 (“CVM Rule 481/09”), as amended, the information mentioned in Attachment I hereto reflects our comments on the Company’s financial condition.

We take this opportunity to clarify that the Company’s Audit Committee advised the approval of the Financial Statements in a meeting held on March 28, 2016, whose extract of the minutes was also made available by the Company at the websites of CVM and BM&FBOVESPA, by means of the System Empresas.Net.

2. Allocation of the net income for the fiscal year ended December 31, 2015 and distribution of dividends.

We propose that the net income for the fiscal year ended December 31, 2015, amounting to R$1,257,896 thousand, be given the following allocation: (i) R$62,895 thousand for recording of the legal reserve; (ii) R$23,750 thousand for the unrealized profits reserve; and (iii) R$896,251 thousand for the statutory reserve for working capital and investments.

We further propose that there be ratification of the distribution of dividends in the amount of R$275,000 thousand, approved in the Meeting of the Board of Directors held on March 11, 2015.

The allocation proposed above was reflected in Note No. 21 to the Financial Statements of the Company and detailed in Exhibit II to this proposal, prepared pursuant to item II of the Sole Paragraph of Article 9 of CVM Instruction No. 481/09.

3. Definition of Management overall compensation for 2016 fiscal year.

We propose for the Management compensation in 2016 fiscal year the overall amount of up to R$88,816,047.00.

We inform that the Company’s Annual Shareholders’ Meeting held on April 28, 2015 (“2015 Annual Shareholder’s Meeting”) approved the amount of up to R$82,935,892.00 as Management annual overall compensation and the amount realized in the year was R$47,888,129.00.

The variation between the overall amount approved at the 2015 Annual Shareholders’ Meeting and the amount effectively realized in that year was mainly due to the impacts of the world’s macroeconomic condition, which made the Company to postpone the plans to implement a Share-Based Variable Compensation Program.

We clarify that the information required for the appropriate analysis of the Management compensation proposal, pursuant to Article 12 of CVM Rule 481/09, are available in Attachment III hereto.

4. Definition of number of members and appointment of names to compose the Company’s Board of Directors.

We propose that the Board of Directors to be elected at the Shareholders’ Meeting, with term of office until the 2017 Annual Shareholders’ Meeting to be composed of six (6) members, one (1) of them appointed by the Company’s employees, pursuant to Article 14 of the Company’s Bylaws.

We inform that the election of members for the Board of Directors will occur by means of simple vote, composing a complete list of candidates for the vacancies in the Board of Directors, which shall be submitted for shareholders' resolution, except if the adoption of multiple vote process is required.

In the event the adoption of multiple vote process is requested, each common share shall have as much votes as are the vacancies to be filled in in the Company’s Board of Directors, and shareholder shall be entitled to accumulate votes in only one candidate or distribute them among several candidates.

We point out that the request to adopt the multiple vote shall be made by shareholders representing, at least, 5% of the Company’s voting capital.

The Company’s controlling shareholders informed the Management that they will appoint to hold the positions as members of the Company’s Board of Directors, with term of office until the 2017 Annual Shareholders’ Meeting, Messrs. Benjamin Steinbruch, business administrator, inscribed in the roll of individual taxpayer (CPF/MF) under no. 618.266.778-87, Fernando Perrone, attorney, individual taxpayer’s register (CPF/MF) 181.062.347-20, Yoshiaki Nakano, business administrator, individual taxpayer’s register (CPF/MF) 049.414.548-04, Antonio Bernardo Vieira Maia, business administrator, individual taxpayer’s register (CPF/MF) 510.578.677-72, and Léo Steinbruch, businessman, individual taxpayer’s register (CPF/MF) 110.885.048-09.

We clarify that pursuant to Article 10 of CVM Rule 481/09, the information about the candidates to the positions as members of the Company’s Board of Directors appointed above are detailed in the Attachment IV hereto.

5. Alteration of the newspapers in which the company makes its publications.

Management proposes an alteration of the newspapers with significant circulation used by the Company for the publications required by corporate legislation, from the “Valor Econômico” newspaper to the “Folha de São Paulo – Edição Regional” newspaper.

If the change of newspaper is approved by the Annual Shareholders’ Meeting, and aiming at more transparency and broad disclosure of the information to its shareholders, the Company will publish the minutes of such Annual Shareholders’ Meeting in the “Valor Econômico” and “Folha de São Paulo – Edição Regional” newspapers, on the terms of Article 289, Paragraph Three of the Brazilian Corporate Law, in addition to the regular publication in the Official Gazette of the State of São Paulo.

After the publication of the minutes of the Annual Shareholders’ Meeting that approves the modification of the newspapers as designated herein, all of the other publications of the Company shall be made in the Official Gazette of the State of São Paulo and in the Folha de São Paulo – Edição Regional newspapers.

São Paulo, March 28, 2016.

The Management

Companhia Siderúrgica Nacional

Attachment I – Management’s Comments

(as per 10 of Attachment 24 of ICVM Instruction 480)

Reference Date: December 31, 2015

10. MANAGEMENT’S COMMENTS

10.1

a) general equity and financial conditions

CSN is a diversified industrial group that operates by means of business units that are integrated and supplementary, creating synergies and vertical and horizontal integration in their chains of industrial operation. CSN’s principal activities are concentrated in the exploration and sale of iron ore, production of flat and long steel, manufacture of cement, among other products, which are integrated by means of logistics assets such as participations in railway and harbor assets and in the energy segment. The high quality of the assets and products, coupled with the strong costs management and the integration of productive units in Brazil and abroad, enable generation of value that is greater than that of the sectorial competitors and reduces the volatility of its results.

The information shown in this item 10 of the Management Proposal must be read and analyzed jointly with our consolidated financial statements, which are available on our site (www.csn.com.br) and on the site of the Brazilian Securities Commission (www.cvm.gov.br).

On December 31, 2015 the Company showed a current ratio of 3.35, compared to 2.50 on December 31, 2014 and 2.95 on December 31, 2013. The variation in the current ratio on December 31, 2015 of 43% is explained by the lengthening of the terms of a portion of its debts, while on December 31, 2014 the variation was of 22%, which is explained by the short-term maturities of the Fixed Rate Notes transactions.

On December 31, 2015 the net indebtedness of the Company totaled R$26.4 billion, compared to R$21.7 billion on December 31, 2014, representing an increase of 22%, mainly deriving from the devaluation of the Real in relation to the U.S. dollar, applicable to its loans and financing that are pegged to the dollar. Also contributing to the increase were the funding for the period that amounted to R$978 million, as shown in Note No. 12 - Loans and Financing. On December 31, 2014 and 2013 the net indebtedness totaled R$21.7 billion and R$17.8 billion, respectively, when the increase of 22% observed between the mentioned fiscal years derived from the devaluation of the Real versus the U.S. dollar.

The table below reflects the financial condition of the Company in the last three fiscal years:

* Note: the loans and borrowings amount in the chart above includes the transactions costs, as per chart of item 10.1 (f).

b) capital structure and possibility of redeeming shares or quotas

The Company seeks optimization of its capital structure with the purpose of reducing its financial costs and maximizing the return for its shareholders. The chart below shows the evolution of the Company’s capital structure over the last three fiscal years, with financing through equity and debt:

Referring to the eventual redemption of shares, the Company, depending on the market’s conditions, may implement share buyback programs. The Company and its subsidiaries did not issue redeemable preferred shares over the last three fiscal years.

c) capacity of payment in relation to the financial commitments assumed

Currently, the Company has a significant liquidity position. Hence, the Board of Executive Officers understands that the Company has capacity of payment to meet its financial commitments assumed.

The graphs below show the cash and cash equivalents compared to the maturities of loans and financing on December 31, 2015, December 31, 2014 and December 31,2013.

* Amounts referring to loans and borrowings include the transaction costs.

d) funding sources for working capital and investments in non-current assets

The funding sources for working capital and investment in non-current assets used by the Company are lines of trade finance, lines of development banks, bonds issued in foreign markets, debentures and bank credit certificates (CCB), besides own funds. These funding sources in the domestic and foreign markets are described in item 10.1(f).

e) funding sources for working capital and investments in non-current assets the Company plans to apply to cover liquidity deficiencies

The Board of Executive Officers understands if it is necessary to cover any liquidity deficiency, the Company may take out special lines of credit, credit facility with banks and negotiate with its suppliers.

f) indebtedness levels and characteristics of debts, also describing:
(i) Relevant loan and credit facility agreements a) Relevant loan and credit facility agreements as at December 31, 2015 In thousands of R$

The balances of forfaiting and drawee risk transactions totaled R$372,835 on December 31, 2015 (R$470,679 thousand on December 31, 2014).

Prepayment balances with the Company’s related parties totaled R$5,929,037 thousand on December 31, 2015 (R$5,302,985 thousand on December 31, 2014) and the balances of Fixed Rate Notes and Intercompany Loans totaled R$4,088,749 thousand on December 31, 2015 (R$2,781,330 thousand on December 31, 2014).

•         Maturities of loans, borrowings and debentures recorded under non-current liabilities

On December 31, 2015, the principal amount updated to reflect interest and monetary adjustment of loans, borrowings and long-term debentures were as follows, per year of maturity:

•       Reconvention of Loans

In September 2015 the Company completed the lengthening of the term of a portion its debts with the Caixa Econômica Federal (Federal Savings Bank), amounting to R$2,570,000 thousand, and with the Banco do Brasil S.A., amounting to R$2,208,000 thousand, moving the maturities expected for 2016 and 2017 to the period comprised between 2018 and 2022, in equally distributed installments.

•       Amortization and raising of loans, borrowings and debentures

The table below shows the amortization and funding during the fiscal year ended December 31, 2015:

1.  Including interest, foreign exchange variations and unrealized monetary variations.

2.  Including interest, foreign exchange variations and unrealized monetary variations (sic).

In 2015 the CSN Group funded and repaid loans as shown below. The Company's loans and credit facility agreements provides for restrictive covenants, usual in agreements of this nature, which were fully met as at December 31, 2015.

•       Funding

•       Amortization

b) Relevant borrowing and loan agreements as at December 31, 2014 and 2013

The balances of prepayments with related parties of the controlling company totaled R$5,302,985 thousand on December 31, 2014 (R$2,943,964 thousand on December 31, 2013) and the balances of Fixed Rate Notes and Intercompany Loans totaled R$2,781,330 thousand on December 31, 2014 (R$2,452,956 thousand on December 31, 2013).

•        Maturities of the loans, financing and debentures shown in the non-current liabilities

On December 31, 2014 the principal adjusted by interest and monetary restatement of long-term loans, financing and debentures of the Company showed the following composition by year of maturity:

Amounts in R$ thousand

•         Amortization and raising of loans, borrowings and debentures

The table below shows the amortization and funding during the fiscal year ended December 31, 2014 and 2013. The Company's loans and credit facility agreements provides for restrictive covenants, usual in agreements of this natur, which were fully met as at December 31, 2014 and 2013.

(*) Including unrealized foreign exchange and monetary variations.

Prepayment balances with the Company’s related parties totaled R$2,943,964 thousand on December 31, 2013 and the balances of Fixed Rate Notes and Intercompany Loans totaled R$2,452,956 thousand.

•       Funding Transaction Costs

On December 31, 2013, the funding transaction costs were stated as follows:

In thousands of R$

(1) TJ – Annual contracted interest rate

(2) IRR – Annual internal rate of return

•         Maturities of loans, borrowings and debentures recorded under non-current liabilities

On December 31, 2013, the principal of loans, borrowings and long-term debentures were as follows, per year of maturity:

In thousands of R$

Debentures

•         7th issue

In March 2014 the Company issued 40,000 non-convertible and unsecured debentures, at the unit face value of R$10, totaling R$400,000 with interest 111.20% p.a. of CDI Cetip to mature at the end of March 2021, with the option of early redemption.

•         8th issue

In January 2015, the Company issued 10,000 non-convertible and unsecured debentures in a single series, at the unit face value of R$10 thousand, totaling R$100 million, with compensatory annual interest of 113.70% p.a of CDI Cetip maturing in January 2022, with the option of early redemption.

•         9th issue

In June 2015, the Company issued 10,000 non-convertible and unsecured debentures in a single series, at the unit face value of R$10 thousand, totaling R$100 million, with compensatory annual interest of 113.70% p.a of CDI Cetip maturing at the end of March 2022, with the option of early redemption.

Collaterals

In thousands of R$

Collaterals granted due to the Company’s loans and financing are composed of property, plant and equipment, “aval” collaterals and sureties and do not encompass collaterals granted to subsidiaries and jointly-owned subsidiaries. On December 31, 2015, the Company settled the balance of loans with collaterals granted. On December 31, 2014, the balance totaled R$2,256 (R$4,234 on December 31, 2013).

(ii) other long-term relationship with financial institutions;

Not applicable.

(iii) subordination level between debts;

The labor and tax liabilities, as well as the financial debts with security interest, rely on the preferences and prerogatives provided for by laws, in an eventual composition with creditors of the Company.

Considering the Company's total current and non-current liabilities, on December 31, 2015, the amount of R$40,050.402 thousand or 99.99% corresponded to unsecured obligations, compared to R$44,013,198 thousand, or 99.96% on December 31, 2014, and R$42,313,002 thousand, or 95.95% on December, 31, 2013. The unsecured obligations comprise: (i) provisions for tax, social security, labor or civil claims; (ii) installment payments, (iii) debts without security interest and (iv) debts with personal guarantee.

There is no contractual subordination level between the Company’s unsecured financial indebtedness. The unsecured obligations are subject (observing the priority granted by laws to the labor and tax liabilities, in the event of composition with creditors) to preference of Company’s debts which rely on security interest, and they totaled, on December 31, 2015, R$4,782 thousand or 0.01% of the sum of the Company’s current and non-current liabilities, compared to the amount of R$18,928 or 0.04% on December 31, 2014 and R$20,478 thousand or 0.05% on December 31, 2013. For the purposes of this comparison, the debts collateralized with third parties assets, including the Company’s subsidiaries for the fiscal years ended in 2013 and 2012 were reclassified as unsecured debts, likewise in 2013, pursuant to the Official Letter – Circular Letter/CVM/SEP/No. 01/2014. The security interest created comprise the pledge and the fiduciary sale of machinery and equipment.

(iv) any restrictions imposed to the Company, especially, in relation to indebtedness thresholds and contracting of new debts, distribution of dividends, sale of assets, issue of new securities and disposal of share control.

The Company's loans and credit facility agreements provides for restrictive covenants, usual in agreements of this nature, as exemplified as follows:

Credit facility agreements with BNDES are subject to the “Provisions Applicable to BNDES Agreements”. According to referred provisions, the borrowers, such as the Company, cannot, without the previous consent of BNDES: (i) assume new debts (except for those provided in referred Provisions, including loans to fulfill the normal management of the Company); (ii) grant preference to other credits; (iii) amortize shares; (iv) issue debentures or profit-sharing bonds; and (vi) sell or encumber its fixed assets (except in the cases provided for in referred Provisions).

Under the terms of the agreements governing the 5th, 7th, 8th and 9th issues of the Company’s Debentures, among other provisions, the Company cannot be incorporated, incorporated or spun off, except if the operation has been previously approved by, at least, 75% of outstanding debentures (except for the intragroup operations, expressly provided for in the debentures indenture), or if the redemption of debentures is ensured to the holders, by its face value plus remuneration, during, at least, 6 months as of the publication of the minutes of the Shareholders’ Meeting referring to this operation.

The Eurobonds issued by the Company’s foreign subsidiaries, among other provisions, foresee that the Company, as guarantor, cannot: (i) be incorporated, incorporated or sell 100% or a substantial amount of its assets to third parties, except if the Company is an entity resulting from this corporate restructuring or if this entity is a company headquartered in Brazil, in any country of the European Union or in the United States, and assumes guarantor’s obligations; (ii) burden its assets to collateralize debt operations denominated in foreign currency represented by securities traded at the stock exchanges outside Brazil, except under the terms allowed in the operation agreements, or if, at the same time, the Company collaterals referred Eurobonds.

In Export Credit Notes operations, the Company undertakes to: (i) not distribute non-recurring dividends deriving from the sale of direct or indirect control of operating assets to third parties (not pertaining to the economic group to which the Company pertains) to result, cumulatively: (a) in the Company’s incapacity to exercise the direct or indirect control over all or substantial amount of its assets and revenues; and (b) significantly restricts the Company’s capacity to comply with its obligations provided for in the Export Credit Note; (ii) not carry out spin-offs and/or sale of the Company’s assets to third parties (not composing the economic group to which the Company pertains) whether by means of a single operation or by means of a series of inter-related operations within same fiscal year, whose net revenues and operating income (EBIT) account for more than 10% of net revenues and consolidated operating results of the Company’s group, as verified in the financial statements for the year in which referred operation was carried out, without the lender’s previous and express authorization; and (iii) in the case of corporate changes in the Company related to incorporation, spin-off, liquidation, winding-up, incorporation or any other type of corporate restructuring, request prior approval from the Creditor, unless indirect share control of the Company (as defined in article 116 of Law 6.404/76) is retained by any “authorized shareholder” as defined in the operation documents. We clarify there is no restriction to any corporate restructuring and/or activities involving the transfer of mining assets between the Company and and its subsidiaries and/or its current controlling shareholders, provided that these operating assets remain under the direct or indirect control of the Company.

g) thresholds for the utilization of financing already contracted and percentages already used.
The Company does not have financing with limits to be used.
h) relevant changes in each item of the financial statements

The Company’s (consolidated) Income Statement for the fiscal year – R$ thousands:

Comparison of the main consolidated income accounts for December 31, 2015, December 31, 2014 and December 31, 2013 drawn up in accordance with the IFRS and the CPCs.

Comparison of results referring to the fiscal years ended December 31, 2015 and December 31, 2014:

Net Revenue from Sales and/or Services

In the fiscal year ended December 31, 2015 net revenue totaled R$15,332 million, 5% less in relation to that recorded in 2014, mainly due to the lower prices charged in the mining segment.

Cost of products and services sold

In the fiscal year ended on December 31, 2015 the consolidated cost of products sold (“CPV”) reached R$11,800 million, 2% higher than 2014, mainly due to the foreign exchange impact on the steel mill segment.

Gross Profit

In the fiscal year ended December 31, 2015, gross profit totaled R$3,531 million, a reduction of 22% in relation to the amount obtained in 2014.

Selling, General and Administrative Expenses

Selling, general and administrative expenses totaled R$1,883 million in the fiscal year ended on December 31, 2015, 29% higher than recorded in 2014, mainly due to higher expenses with freight in the foreign market.

Other Revenues (Expenses), net

In 2015 the “Other Operating Revenues and Expenses” account showed a positive amount of R$2,391 million, resulting from revenues of R$3,726 million and expenses of R$1,334 million. The other operating revenues were affected by the book earnings recorded in the combination of the mining business of CSN and of Nacional Minérios, S.A. (Namisa), amounting to R$3,413 million (see item 10.3(a)).

Equity Pick-up

Equity pick-up was R$1,160 million, above the amount of R$331 million in 2014. This variation was mainly due to the effect of the foreign exchange variation on Namisa’s cash.

Net Financial Result

In 2015 the net financial result of the Company was a negative R$3,373 million, compared to a net negative result in 2014 of R$3,081 million, basically due to:

•         Increase of R$18 million in financial expenses, from R$3,104 million in 2014 to R$3,122 million in 2015, due mainly to the increase of R$529 million in loans and financing, partially offset by a reduction of R$422 million in the related parties account (reversal of interest on advances between Namisa and CSN).

•         Increase of R$591 million in expenses with net foreign exchange and monetary variation, which went from expenses of R$149 million in 2014 to expenses of R$740 million in 2015, due mainly to the net foreign exchange variations.

Provision for Income Tax and Social Contribution and Deferred Taxes

In 2015 the Company recorded deferred income tax and social contribution of R$189 million, while in 2014 there was recognition of positive deferred income tax and social contribution amounting to R$151 million.

Consolidated Net Income

In 2015 the Company recorded consolidated net income of R$1,616 million, due to the gains obtained by the combination of the correlated mining and logistics business of CSN and of Namisa, while in 2014 the Company showed a net loss of R$112 million.

Comparison of results referring to the fiscal years ended December 31, 2014 and December 31, 2013:

Net revenue from sales and/or services

In the 2014 fiscal year net revenue amounted to R$16,126 million, 7% lower than the comparable figure registered in 2013, mainly on account of the lower revenues from the steel and mining sector.

Cost of products and services sold

In 2014, the consolidated cost of products sold (“CPV”) totaled R$11,592 million, 7% less than the comparable figure for the previous year, basically due to the lower volume of sales posted by the steel segment and the lower costs of raw materials used in steel production.

Gross profit

Gross profit totaled R$4,534 million in 2014, 7% less than the figure recorded in 2013, due to the factors described above.

Selling, general and administrative expenses

In 2014, sales, general and administrative expenses came to a total of R$1,480 million which was 9% greater than the comparable figure recorded in 2013. This variation was largely due to an increase in selling expenses, which rose from R$875 million in 2013 to R$1,042 million in 2014, as a result of the increase in iron ore sales on CIF (cost, insurance and freight) terms.

Other Operating Income/Expenses

In 2014 “Other Operating Expenses/Revenues” amounted to R$567 million, which was in line with the amount registered in 2013, which totaled R$568 million.

Equity Pick-Up

In 2014, equity pick-up increased by R$173 million, or 109%, from R$158 million in 2013 to R$331 million in 2014. This variation was mainly due to the R$534 million negative effect, in 2013, of the joint subsidiary Namisa signing up for the fiscal recovery program (REFIS).

Net Financial Result

In 2014, the Company’s net financial result was minus R$3,081 million, against the R$2,512 million negative net financial result registered in 2013, basically due to:

  a R$364 million increase in financial expenses, which rose from R$2,568 million in 2013 to R$2,932 million in 2014, largely due to the following factors: a R$549 million increase in expenses for loans and financing, which was partially offset by a R$225 million reduction in 2014 by comparison with the previous year, mainly on account of the R$277 million net negative effect in 2013 of debits related to Refis.
  a R$205 million increase in net costs of foreign exchange and monetary variation, which went from a R$56 million revenue in 2013, to a R$149 million expense in 2014, largely due to currency devaluation.

Provision for Deferred Income Tax and Social Contribution

In 2014 the Company recorded R$151 million revenue from deferred income tax and social contribution, by comparison with a R$74 million expense in 2013.

Consolidated Net Income

In 2014, the Company posted a consolidated net loss of R$112 million, largely on account of the smaller operating result, whereas in 2013 the Company recorded a net profit of R$534 million.

Balance Sheet of the Company (consolidated) – R$ thousand:

Comparison of main consolidated balance sheet accounts as of December 31, 2015, December 31, 2014 and December 31, 2013 prepared under the IFRS and CPCs.

December 31, 2013 prepared under the IFRS and CPCs.

Comparison between the balance sheets as of December 31, 2015 and December 31, 2014:

Cash and Cash Equivalents: consisting mainly of short-term financial investments in government and private securities, as well as investments in first-line banks. The balance of cash and cash equivalents on December 31, 2015 was of R$7,861 million, 9.5% less than the R$8,686 million recorded on December 31, 2014. This reduction is mainly due to the reduction of financial resources of the controlled subsidiaries abroad that were invested in time deposits.

Short-Term Financial Investments: consisting of government and private securities administrated by their exclusive funds that were pledged as collateral for future foreign exchange contracts of Reais to the Commercial U.S. dollar traded on the BM&F Bovespa. The book balance of such short-term financial investments amounts to R$764 on December 31, 2015. These short-term investments have pre-fixed earnings and immediate liquidity.

Accounts receivable from third parties: on December 31, 2015 accounts receivable from clients totaled R$1,578 million, 10% less than the amount for 2014. This variation derives mainly from the reduction of accounts receivable from related parties and from the dividends receivable on account of the process of merger of Namisa into Congonhas Minérios, S.A. (“Congonhas”) in 2015.

Inventories: on December 31, 2015 the CSN inventories totaled R$4,924 million, an increase of 20% in relation to December 31, 2014, due to the turnover of inventories showing an increase of 22 days, mainly due to the reduction of sales in the steel mills segment.

Other current assets: Reduction of 6.4% (from R$1,374 million on December 31, 2014 to R$1,286 million on December 31, 2015), which is mainly explained by variations in the following groups:

•         Recoverable taxes: an increase of R$398 million of PIS/COFINS (Social Integration Program/Social Contribution for Financing of Social Security) and ICMS (State Value-Added Tax on Goods and Services) to be recovered, as well as income tax and social contribution to be offset. The variation in the year derives from the recognition of extemporaneous credits in the year 2015;

•         Prepaid expenses: increase of R$83 million as a consequence of the adjustment of the appropriation to the accrual basis system of sales related to the foreign mining market, causing reversal in this group of the expenses with insurance.

•         Loans with related parties: on account of the combination of the correlated mining and logistics business of CSN and of Namisa, the pre-existing contracts between CSN and Namisa were settled, which resulted in a reduction of R$517 million in the group of loans with related parties;

•         Derivative financial instruments: reduction of approximately R$56 million.

Non-current assets

Deferred taxes: on December 31, 2015 the deferred taxes totaled R$3,307 million, 26.4% more than the amount for 2014. The increase of R$691 million derives mainly from the following activity:

•         R$1,417 million relative to the tax levy on foreign exchange variations under the cash system;

•         R$314 million deriving from losses with short-term financial assets available for sale; and

•         Partial offset by the rectifying account of Deferred IR/CS (Income Tax/Social Contribution), the balance of which on December 31, 2015 was R$1,143 million. Considering the result of the studies conducted, the Company ceased to accrue IR/CS credits on tax losses and temporary differences as from the 3rd quarter of 2015.

Other non-current assets: increase of 67% from 2014 to 2015 (from R$947 million in 2014 to R$1,584 million in 2015), mainly explained by the following variations:

Increase of R$290 million of recoverable PIS/COFINS and ICMS and income and social contribution to be offset. The variation in the year derives from the recognition of extemporaneous credits in 2015;

•         Increase of R$295 million of loans with related parties, consisting mainly of:

o    A loan by controlled subsidiary FTL- Ferrovia Transnordestina Logística S.A to the jointly-controlled Transnordestina Logística S.A. The agreement shows an interest rate of 102.5% of the CDI (Interbank Deposit Certificate) and maturity expected in June 2017.

o    A loan by CSN to Transnordestina Logística S.A. The agreement shows an interest rate of 108% of the CDI and maturity at the end of June 2017.

•         Increase of R$40 million of in-court deposits, mainly in relation to labor-related proceedings.

Investments: on December 31, 2015 the amount of the Investments account is of R$3,998 million, which is 71% less than the balance recorded on December 31, 2014, of R$13,665 million. The reduction of the balance of the investment in the year was due to the merger of Namisa into Congonhas Minério, which was consolidated after the combination of the correlated mining and logistics business of CSN and of Namisa in December 2015.

Plant, Property and Equipment: on December 31, 2015 the balance of the plant, property and equipment account totaled R$17,872 million, an increase of 14%, or R$2,247 million, in relation to 2014. This variation derives mainly from the acquisitions made in the period amounting to approximately R$2,659 million, whereby R$2,086 million of this amount is relative to acquisitions for projects in process, partially offset by the depreciation in the period of R$1,127 million. Another fact that contributed to the increase of the balance in this account in the period was the recording of R$707 million of fair value of the assets acquired in the combination of mining and correlated logistics businesses of CSN and of Namisa.

Intangible assets: on December 31, 2015 the balance of the intangible assets account totaled R$5,571 million, an increase of R$4,628 in relation to 2014, due to the booking of the premium and of the fair value of the intangible assets of the combination of the correlated mining and logistics business of CSN and of Namisa.

Liabilities

Loans and Financing: the consolidated gross debt of the Company totaled R$34,283 million on December 31, 2015, an increase of 13% in relation to the R$30,354 million recorded on December 31, 2014, due mainly to the pre-payment transactions with related parties, fixed rate notes and intercompany loans. There was also reclassification of the forfeiting and drawee risk transactions with commercial suppliers, from the suppliers account to loans and financing, which totaled R$373 million on December 31, 2015 and R$471 million on December 31, 2014.

Pension and health plan: The balance of R$514 million on December 31, 2015 (R$588 million on December 31, 2014) basically concerns post-employment health benefit.

Environmental and de-activation liabilities: increased from R$239 million in 2014 to R$328 million in 2015. The variation derives mainly from the supplementation of the provision for Asset Retirement Obligation - ARO. This concerns a long-term obligation, in which the premises for possible future closing of the iron ore mines are reviewed periodically by a specialized company. The updating of the ARO (Asset Retirement Obligation) was conducted after the conclusion, in 2015, of the new Certification Report on the mineral reserves of iron ore in the Casa de Pedra and Engenho mines. This report, which was prepared by a specialized company, certified reserves of 3,021 million tons of iron ore, which represents an increase of 85% in comparison with the quantities certified in the last audit conducted in April 2007.

Net Equity: On December 31, 2015 the net equity of the Company was of R$8,736 million, R$3,001 million more than the net equity on December 31, 2014, mainly as a result of (i) increase of R$975 million in the profits reserve account deriving from the transfer of the result of fiscal year 2015, net of the mandatory minimum dividend resolved on March 11, 2015 amounting R$275 million; (ii) increase of R$995 million in the other encompassing results account, mainly from the gains in the combination of the correlated mining and logistics business of CSN and of Namisa amounting to R$1,945 million, partially offset by the loss of cash flow hedge of R$1,399 million; and (iii) increase of R$1,032 million of participation of non-controlling shareholders, relative to the final participation in the capital stock of Congonhas Minérios of 12.48% to the Consórcio Asiático (see item 10.3(a)).

Comparison between the balance sheets as of December 31, 2014 and December 31, 2013:

Cash and cash equivalents: consisting mainly of financial investments in public and private securities along with investments in top-tier banks. The balance in terms of cash and cash equivalents as at December 31, 2014 was R$8,686 million, which is 13% less than the R$9,995 million registered on December 31, 2013. This decrease is largely due to the reduction in the funds of the company’s overseas subsidiaries invested in Time Deposits.

Trade accounts receivable: On December 31, 2014, trade accounts receivable totaled R$1,753 million, 31% lower than in 2013. This variation was mainly a result of the reversal of R$484 million of dividends from the jointly controlled subsidiary Namisa.

Inventories: On December 31, 2014, the Company’s inventories totaled R$4,122 million, a 30% increase in relation to December 31, 2013, due to the fact that inventory turnover registered a 41-day increase, mainly on account of the reduction in steel sales.

Other current assets: A 90% increase, from R$723 million on December 31, 2013 to R$1,374 million on December 31, 2014, mainly explained by the increase of:

•         R$118 million for PIS/COFINS and ICMS on the purchase of fixed assets, which will be recovered for a period of up to 48 months, and recoverable income and social contribution taxes;

•         R$165 million of derivative financial instruments during the period; and

•         R$370 million of loans to related parties, mainly due to their reclassification from non-current assets to current assets.

Non-current assets

Other non-current assets: A 48% decrease between 2013 and 2014, from R$1,835 million in 2013 to R$947 million in 2014, which is mainly on account of the following changes:

•         R$486 million of loans to related parties, mainly due to their reclassification from non-current assets to current assets; and

•         R$404 million of judicial deposits, mainly related to tax proceedings.

Liabilities

Suppliers: On December 31, 2014, the balance of suppliers was R$1,168 million, which is a 10% increase by comparison with December 31, 2013, mainly due to the variation in the average payment term, which increased from 6 days in 2013 to 27 days in 2014.

Loans, Borrowings and Debentures: the Company’s consolidated gross indebtedness totaled R$30,354 million, an 9% increase in relation to the R$27,788 million that was registered on December 31, 2013, mainly due to amounts paid in advance to related parties of the parent company. There was also reclassification of the forfeiting and drawee risk transactions with commercial suppliers, from the suppliers account to loans and financing, which totaled R$471 million on December 31, 2014 and on December 31, 2013 totaled 42 million.

Pension plan and health insurance: the balance of R$588 million on December 31, 2014 (R$485 million on December 31, 2013) basically refers to the post-employment health insurance.

Environmental liabilities and deactivation: the provisions for environmental liabilities and deactivation decreased from R$370 million in 2013 to R$238 million in 2014.

Shareholders’ equity: On December 31, 2014, shareholders’ equity stood at R$5,735 million, which was R$2,334 million less than that recorded on December 31, 2013, mainly due to (i) the advance payment of the minimum compulsory dividend, in an amount of R$700 million, to the revenue reserve account (ii) to the shares in treasury acquired for a total of R$909 million and (iii) a R$691 million decrease in Other Comprehensive Income mainly due to the cumulative loss of R$506 million registered during the period.

Company Cash Flow

Below is a comparative table of cash flows of the Company on December 31, 2015, December 31, 2014 and December 31, 2013, in R$ thousand:

Comparison between 2015 and 2014 cash flows

The free cash flow of the Company in 2015 was a negative R$825 million, compared with the negative cash flow of R$1,310 million in 2014.

Operating Activities

The generation of operating cash was of R$5,069 million and R$824 million, in 2015 and 2014, respectively.  The increase of R$4,245 million was mainly due to receipt of Namisa dividends amounting to R$3,239 million, as part of the process of completion of the transaction and the combination of the correlated mining and logistics business of CSN and of Namisa in 2015 and other variations in taxes/Refis (Program for Federal Tax Debt Recovery) of R$634 million.

Investment Activities

The cash flow used in the investment activities was of R$2,865 million in 2015 and of R$1,658 million in 2014. The increase of R$1,207 million mainly derives from the payment by CSN of US$707 million, equivalent to R$2,727 million, relative to the acquisition of 4.16% percent of the shares held by the Consortium in Congonhas Minérios, partially offset by other activities, among which one stresses the receipt of R$827 million in derivative transactions.

Financing Activities

The cash flow used in the financing activities went from R$531 million in 2014 to R$3,090 million in 2015. This variation occurred mainly as a result of the reduction of funding of R$1,525 million and forfeiting and drawee risk of R$283 million, as well as the increase of repayment of R$1,139 million and R$869 million of repayment of forfeiting and drawee risk.

Comparison between 2014 and 2013 cash flows

The Company’s free cash flow in 2014 was negative at R$1,310 million, compared to a negative cash flow of R$1,896 million in 2013.

Operating Activities

Cash generated by operating activities totaled R$824 million and R$2,723 million in 2014 and 2013, respectively. The R$1,899 million decrease in cash generated by operating activities was mainly due to an increase in working capital requirements, which rose by the sum of R$2,167 million, (from R$1,378 million in 2013 to R$3,545 million in 2014), mainly on account of:

•         A R$1,013 million net decrease in the tax balance, mainly as a result of the settlement of R$1,604 million of tax debts, paid in installments, in relation to the Company’s signing up to the Program of Early Settlement of Tax Debts – Federal Law 13,043/14;

•         A R$1,176 million increase in the inventories account, with a 41-day increase in the inventory cycle, largely as a result of a drop in the sale of steel products; and

•         Partial offset of these effects with the R$1,423 million in crease in the suppliers’ account, with a 27-day increase in the average payment term.

Investment Activities

The cash flow used in investment activities was R$1,658 million in 2014 and R$2,246 million in 2013. The R$588 million reduction is mainly due to a R$641 million drop in investments in fixed assets.

Financing Activities

The cash flow used in financing activities was R$531 million in 2014, which was a R$1,875 million decrease by comparison with 2013, mainly due to:

•         A R$636 million decrease in the amortizations of loans and financing and R$311 million of forfeiting and drawee risk;

•         A R$1,235 million reduction in the payment of dividends and interest on equity; and

•         Partial offset of these effects by the disbursement of R$909 million in 2014 under the programs to buy back shares issued by the Company.

10.2.

a) Company’s results of operations, especially

(i) Description of any relevant revenue component

The Company is highly integrated, operating in the entire steel production chain, from the extraction of iron ore until the production and trade of coils, tin-coated for packages, shapes. The Company also holds equity participation in railroads, harbor terminals and energy generation companies, as well as operating in the production of cement.

The Company’s production integrated system, combined to the quality of management, makes the Company to have one of the world’s steel lowest production costs.

The Company seeks to maximize the return to its shareholders through a concentrated performance in five key activities: (i) mining; (ii) steel; (iii) logistics; (iv) cement; and (v) electricity.

1. Mining

1.1. Iron Ore

Congonhas Minérios, a company that results from the combination of the correlated mining and logistics business of CSN with Namisa, is positioned as the second largest exporter of iron ore in Brazil, considering the totality of the sales of finished goods from iron ore, having sold in 2015 approximately 27 million tons. Furthermore, 5.5 million tons of iron ore were sent to the Presidente Vargas Mill. In turn, Tecar, the harbor terminal operated by the Company located in the Port of Itaguaí, shipped approximately 28.2 million tons of iron ore in 2015.

In 2016 Congonhas Minérios will continue with the plan already in action of reduction of operating costs in order to deal with the current scenario of iron ore prices. The readequacy of its operating model will give rise also to more capture of synergies with the combination of the correlated mining and logistic business of CSN and Namisa.

The highest amount of the Company’s net revenues referring to the trading of iron ore derive from exports, mainly to Asia, especially China.

In 2015 28.9 million tons of iron ore were sold by CSN and 5 million tons were allocated to steel mill production up to November/15. In December/15, after the combination of the correlated mining and logistics business of CSN and of Namisa in Congonhas Minérios, 0.4 million tons were sold by Congonhas Minérios to CSN.

CSN traded 28.9 million tonnes of iron ore in 2014, of which 9.1 million tonnes were traded by Namisa. In addition, in 2014, the Company produced and destined to own consumption 6.0 million tonnes of iron ore.

Ion ore sales of Casa de Pedra mine and Namisa totaled 25.7 million tonnes in 2013, of which 10.3 million tonnes were traded by Namisa. In addition, in 2013, the Company produced and destined to own consumption 5.7 million tonnes of iron ore.

1.2. Limestone and Dolomite

The Bocaina mine, a limestone mine located in Arcos/MG (State of Minas Gerais), is responsible for the supply of limestone and dolomite, which are raw materials consumed by the Company for production of steel and cement.

In 2015 the Bocaina mine produced 3.489 million tons of limestone and dolomite, having supplied (i) approximately 1.727 million tons of steel mill fluxes (limestone and dolomite) to the UPV (Presidente Vargas Mill); (ii) 0.940 million tons of non-steel-mill limestone for the manufacture clinker in Arcos; (iii) 0.042 million tons of non-steel-mill limestone for production of cement in the Milling Unit located in the UPV, in Volta Redonda/RJ (State of Rio de Janeiro); and (iv) 0.303 million tons of sub-products from the production of limestone sold as input for industries that produce agricultural limestone. In addition, 0.477 million tons of sub-products from the production of limestone were kept in stock for future use in the production of clinker, after the implementation of the new clinker furnace.

In 2014, the Bocaina mine supplied to UPV approximately 1.77 million tonnes/year of steel limestone and 0.97 million tonnes/year of non-steel limestone to produce clinker in Arcos.

In 2013, the Bocaina mine supplied to UPV approximately 1.89 million tonnes/year of steel limestone and 0.92 million tonnes/year of non-steel limestone to produce clinker in Arcos/MG.

The clinker plant, main raw material to produce cement supplied 0.6 million, 0.7 million and 0.7 million tonnes of clinker in 2015, 2014 and 2013, respectively for the milling unit located in Volta Redonda.

1.3. Tin

One of the essential raw materials to produce tin plates is tin, produced by Estanho de Rondônia S.A (“ERSA”), a CSN’s subsidiary, with installed production capacity of approximately 3.6 thousand tonnes/year of tin. ERSA is composed of Mineração Santa Bárbara, Itapuã do Oeste, from where cassiterite is extracted, and tin works in Ariquemes, from where tin is obtained, both in the state of Rondônia.

The tin produced by ERSA is consumed by the Company in the production of tin plate at Presidente Vargas steel. In 2015 251 tons of tin were transferred to the UPV, while in 2014 and 2013 172 and 470 tons were shipped, respectively.

1.4. Tecar

The Solid Bulk Terminal (Tecar) is liable for the shipment of entire iron ore transacted by the Company in the overseas market. In addition, other products are unloaded at Tecar, such as coal, oil coke, sulfur and zinc concentrate for own consumption and several clients.

In 2015 28.2 million tons were shipped by Tecar of own and third party iron and 3.1 million tons of coal, coke and other reducers were unloaded.

In 2014, Tecar shipped 32.8 million tonnes of own and third parties iron ore and 3.4 million tonnes of coal, coke and other reducers.

In 2013, Tecar shipped 28.9 million tonnes of own and third parties iron ore and 3.1 million tonnes of coal, coke and other reducers were unloaded, besides 55,000 tonnes of clinker for own consumptio.

2. Steel

Dominating the entire steel production chain, the Company serves several industry segments, with a diversified line of high added-value line of products. The Company produces the most varied types of galvanized covered anti-corrosion materials and less susceptible to price fluctuations in the international market.

The main markets serviced by the Company are: automotive, civil construction, large chains (distribution), white goods (household appliances). OEM (capital goods) and metal packages.

The Company has five lines of galvanization in Brazil, thus distributed: three lines in Presidente Vargas steel mill, in Volta Redonda/RJ, one line in Porto Real, state of Rio de Janeiro and another one in CSN branch located in the state of Paraná, in Araucária, where it operates cold strip mill and pre-painting processes.

CSN also relies on three foreign subsidiaries: (i) CSN LLC (“CSN LLC”), installed in Terre Haute, in the State of Indiana, USA, which operates cold strip mill and galvanization, (ii) Lusosider (“Lusosider”), installed in Paio Pires, Portugal, which produces covered rolled steel and (iii) Stahlwerk Thüringen GmbH (“SWT”), installed in Unterwellenborn, Germany, which produces steel shapes.

CSN has an installed capacity of 1 million tonnes/year of tin plate, largely used in the package sector. The Company also produces the Galvalume, steel covered with zinc and aluminum, which combines brightness and durability, besides pre-painted steel, both largely applied in the civil construction and white goods sectors.

At the end of 2013, a unit in Volta Redonda was inaugurated, which manufacturers, long steel, with annual production capacity of 500,000 tonnes, among concrete reinforcing bars and wire rod.

2.1 - Presidente Vargas steel mill

The Company’s main steel unit, the Presidente Vargas steel mill has an annual installed capacity of 5.6 million tonnes of raw steel. In 2015 the production of raw steel reached 3.3 million tons and the production of rolled steel showed 4.0 million tons. In 2014, the production of raw steel amounted to 4.5 million tonnes, while production of rolled steel totaled 4.3 million tonnes. In 2013, the production of raw steel reached 4.5 million tonnes and the production of rolled steel reached 4.6 million tonnes.

2.2- Porto Real Branch

CSN’s branch in Porto Real/RJ is strategically located between the cities of Rio de Janeiro and São Paulo, mainly serving the automotive sector, with a wide range of international standard products and services. It relies on one line of hot galvanization, cutting services and a modern laser solder center. Production by the Porto Real branch came to 293, 333 and 354 thousand tonnes in 2015, 2014 and 2013, respectively.

2.3 –Paraná Branch

The CSN Paraná branch produces Galvalume®, which is mainly used in open-air constructions due to its high resistance to corrosion. The branch also produces pre-painted flat steel, which is a high value added product that is used in civil construction and in the production of white line goods. CSN Paraná has an annual capacity of 100 thousand tonnes of pre-painted steels and 220 thousand tonnes of hot-rolled pickled steel. The Paraná branch’s production totaled 509, 457 and 537 thousand tonnes in 2015, 2014 and 2013, respectively.

2.4 – Cia. Metalic Nordeste

CSN’s subsidiary, Cia. Metalic Nordeste, with head offices in the state of Ceará, produces two piece steel beverage cans, besides aluminum cover caps for beverage cans.

In 2015, Cia Metalic Nordeste sold 456 million cans and 471 million caps, while in 2014, Cia Metalic Nordeste sold 415 million cans and 517 million caps. In 2013, 507 million cans and 681 million caps were sold.

2.5- Companhia Metalúrgica Prada

Founded in 1936, Companhia Metalúrgica Prada (“Prada”) was acquired by CSN in 2006. Aimed to the production of steel packages and lithograph services, Prada has two plants located in São Paulo where its lithographic complex is located and the manufacturing of packages for chemical aerosol products and one in Uberlândia-MG concerned with food packages, representing a relevant tin mill steel client of CSN. Prada also operates in the distribution and services market. Currently, in the Southeast region, it owns a Services Center and six distribution centers of productions, including: sheets, blanks, coils, UDC shapes, welded tubes, steel deck and metal roof for the most diverse industry segments.

Its lines are capable of meeting volumes and technical specifications required by food, chemistry, aerosol and services industries.

In 2015, Prada by means of the distribution segment, sold 563 thousand tonnes of steel. In 2014 and 2013, 303 thousand and 386 thousand tonnes were sold, respectively, through the distribution segment.

2.6- Companhia Siderúrgica Nacional, LLC

Companhia Siderúrgica Nacional LLC located in the United States administers a cold rolled steel and galvanization mill, installed in Terre Haute, the State of Indiana. In 2015, 247,000 tonnes of cold rolled and galvanized coils were produced in CSN LLC. While in 2014 and 2013, this unit produced 262,000 tonnes and 297,000 tonnes, respectively of these same products.

2.7- Lusosider Projectos Siderurgicos S.A.

Installed in Paio Pires, Portugal, Lusosider Projectos Siderúrgicos, S.A. operates the cold rolling and hot galvanization. In 2015, Lusosider sold 321,000 tonnes of galvanized products, cold rolled steel and pickled oil/oiled coil, while in 2014 and 2013, these volumes reached 289,000 and 276,000 tonnes, respectively.

2.8- Stahlwerk Thüringen GmbH (SWT)

In 2012, CSN acquired Stahlwerk Thüringen GmbH, consolidating its results as of February 2012. Located in Unterwellenborn, Germany, the plant is specialized in the production of steel shapes employed in construction. In 2015, SWT sold 743,000 tonnes of steel shapes and in 2014 this volume added 746,000 tonnes of shapes.

3. Logistics

3.1 Port

Tecon, containers and general cargo terminal, administered by Sepetiba Tecon S.A., a CSN’s subsidiary. In 2015, it handled 152,000 containers, of which 926,000 tonnes of steel products and 206,000 tonnes of general cargo. In 2014, Tecon handled 173,000 containers, of which 364,000 tonnes of steel products and 110,000 tonnes of general cargo. In 2013, Tecon hadled over 257,000 containers, of which 116,000 tonnes of steel products and 22,000 tonnes of general cargo.

3.2 Railway

CSN holds interest in three railway companies: MRS Logística S.A. (“MRS”), FTL – Ferrovia Transnordestina Logística S.A. (“FTL”) and Transnordestina Logística S.A. (“TLSA”).

MRS

CSN directly and indirectly holds 37.27% of MRS Logística’s capital, which operates the former Southeast Network of Rede Ferroviária Federal S.A (RFFSA), in the Rio de Janeiro – São Paulo - Belo Horizonte connection.

MRS’s main performance segment is those clients referred to as heavy haul (ore, coal and coke loads), carrying approximately 124 million tonnes in 2015, corresponding to 74% of total amount carried by the Company, as well as long-term agreements.

In the containers sector, MRS maintained its position among the largest domestic railway sector carriers, by carrying 1.5 million tonnes containers in 2015, by comparison with a volume of 1.2 million tonnes in 2014 and 1.0 million tonnes in 2013.

The railway transportation services rendered by MRS are essential in the supply of raw materials and flow of final products. The total amount of iron ore, coal and coke consumed by Presidente Vargas steel mill is carried by MRS, as well as part of steel produced by CSN.

FTL

CSN holds 89.79% interest in FTL, operator of RFFSA’s former northeast network, which crosses seven states: Maranhão, Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco and Alagoas, with total extension of 4,534 km, with current transportation capacity of approximately 2 million tonnes/year, pointing out the transportation of cement, aluminum and ore, among other products.

In 2015, 2.4 million tonnes were transported, while in 2014, 2 million tonnes was transported, mainly fuel, cement, aluminum and ore, along with other products, particularly in the stretch between São Luís, Teresina and Fortaleza. In December 2013, first month of FTL operation, 100,000 tonnes were carried, pointing out the transportation of fuel, cement, aluminum and ore, among other products, especially in the stretch between São Luís, Teresina and Fortaleza.

TLSA

The railway project has an extension of 1,728 km, which will connect the railway terminal in Eliseu Martins (PI) to the Ports of Suape (PE) and Pecém (CE), crossing several cities in the states of Piauí, Pernambuco and Ceará.

The railway’s projected operation capacity is 30 million tonnes/year which must play an important role in the development of the Northeast region and create a logistics option for the local economic development, in the oil and byproducts, grains, mining, agriculture and other sectors. On December 31, 2015 CSN’s stake in TLSA was 56.91%.

4. Energy

CSN is one of Brazil’s largest electricity industrial consumers, which ranks it in an outstanding position together with other large Electro-intensive Groups. Thus, since 1999, CSN has been investing in electricity generation project that ensure to CSN a generation capacity sufficient to meet the group’s electricity needs.

Its assets in this segment are (i) the Itá hydroelectric power plant, in Santa Catarina, where the Company holds a 29.5% indirect interest by means of 48.75% equity interst in Itá Energética S. A., corresponding to an average 167 MW; (ii) the Igarapava hydroelectric power plant, in Minas Gerais, with an average 23.37 MW, and a 17.92% share of total capital; and (iii) the Thermoelectric co-generation center, at the Presidente Vargas steel mil, in Volta Redonda, with installed capacity of 235 MW. This unit uses own residual gases from steel production as fuel.

In 2014, the top rotor shaft came into operation with a capacity of 21MW, installed in Blast Furnace 3 of the Presidente Vargas Steel Mill, which is located in Volta Redonda/RJ.

5. Cement

The cement industry is complementary to steel industry and supplies the entire civil construction segment, a sector of essential relevance for the country’s economic development.

In 2015 the new cement crushing operations located in Arcos/MG went into production, producing in that year 227 thousand tons. The capacity of the new crushing operations is of 2 million tons per year.

In 2015 there was production of 2.0 million tons of cement, 2.2 million in 2014 and 2.0 million tons of cement in 2013.

CSN currently commercializes cement of the CP-II and CP-III types, sold in the Baixada Fluminense region, in the South of the State of Rio de Janeiro, in the Paraíba Valley and in Greater São Paulo, in addition to the State of Minas Gerais.

Company’s Net Revenues

Tables and graphs below show the Company’s consolidated net revenue:

(ii) Factors materially affecting the operating results

The most relevant sources of the Company’s revenues derive from the production and trading of steel products and iron ore. Thus, Brazil’s and the world’s economic activity level has strong influence on its results.

The Company sells steel mill products mainly in the domestic market, however its sales of steel in the export market have been increasing. Therefore, one of the factors of influence on results is the domestic economy’s growth pace, especially the most intensive sectors in the use of steel, such as the automotive, while goods sectors and civil construction. These sectors are directly influenced by the availability and cost of credit to consumer. The macroeconomic politics decision, such as the level of interest rates, or which affect credit, such as taxes or other mechanisms are continuously monitored. The impact of infrastructure works is also a relevant factor, whether related to events, such as the Olympic Games or the growth of productive sectors, such as oil or civil construction, PAC works (Brazilian Growth Acceleration Program), amongst others.

Another factor of influence is the balance between world’s steel supply and demand, which determines the price levels and also influences the imports level.

In the mining sector, results are directly influenced by the balance between world’s iron ore supply and demand. The highest amount of the Company’s net revenues refers to the sale of iron ore deriving from exports mainly to Asia, especially China.

Referring to costs, metal coal and coke prices, metals such as aluminum, zinc and tin, as well as the foreign exchange rates, are relevant factors in steel production. In case of mining and logistics (railway transportation), the cost of fuel is a relevant componente. Additionally, as the Company has expansion projects, the cost of equipment and services is an essential variable to be monitored.

b) revenue variation attributable to changes in prices, exchange rates, inflation, changes in volumes and the introduction of new products and services

In the steel industry, besides the international prices, other factors may affect the prices of our products, such as foreign exchange rates, import duties, domestic supply and demand. In addition, the effects of inflation and of exchange rates affect the costs and the revenues, which could impact the profitability of the business.

Referring to mining, most of our sales derive from iron ore exports, therefore, pegged to the international demands. The foreign exchange component is the critical factor for determination of the competitiveness of costs and determination of the revenue.

In case of cement, revenue is denominated in Reais and inflationary variations may impact results. In this way the foreign exchange component is less representative in this segment.

Since most of the Company’s revenues derive from steel and mining sectors, the Company quantifies below the effects of changing volumes and prices over its revenues in these two segments.

In 2015 net revenue reached R$15.3 billion, 5% less in relation to that recorded in 2014, mainly due to the drop in revenue of the mining sector. The net revenue from the steel mill totaled R$11.2 billion, or 68.2% of the consolidated net revenue, with sales of 5.0 million tons of steel, of which 3.0 million in the domestic market and 2.0 in the export market (considering exports and sales abroad by means of the Lusosider, CSN LLC and SWT subsidiaries). The net revenue from mining totaled R$3.2 billion, representing 19.4% of the consolidated net revenue, with sales of 25.7 million tons of iron ore, predominantly in the export market.

In 2014, net revenue totaled R$16.1 billion, 7% lower than in 2013, mainly on account of the lower revenues from the mining and steel making segments. Net steel revenues amounted to R$11.5 billion, or 65% of consolidated net revenue, with sales of 5.2 million tonnes of steel, 3.7 million of which went to the domestic market and 1.5 million to the external market (taking into account exports and foreign sales by the company’s subsidiaries Lusosider, CSN LLC and SWT). Net mining revenues totaled R$4.1 billion, which represents 23.3% of consolidated net revenue, with sales of 28.9 million tonnes of finished iron ore products, mainly to the foreign market.

In 2013, the net revenue reached R$17.3 billion. 14% higher than that recorded in previous year, mainly due to higher revenue from steel and mining segments. The steel net revenues totaled R$12.4 billion or 63% of consolidated net revenues, with sales of 6.1 million of tonnes of steel, 4.6 billion in the domestic market and 1.5 million in the foreign market (including exports and foreign sales through the subsidiaries Lusosider, and CSN LLC and SWT). The mining net revenues totaled R$5.3 billion or 27% of consolidated net revenues, with sales of 25.7 million tonnes of iron ore finished products, mainly for the foreign market.

c) impact of inflation, price variation of main inputs and products, foreign exchange and interest rates on the Company’s operating and financial results

Part of the Company's costs and expenses is pegged to the Brazilian Real, with inflation adjustment clause in the agreements.

As mentioned in item (a), the prices of certain inputs directly influence the Company’s results, especially:

  Coal, coke, pellets and metals, in case of steel industry, pegged to the U.S. dollar;
  Fuel in case of mining and railway transportation; and
  Clinker in case of cement.

Besides production inputs, another relevant factor is the price of equipment and services, since the Company has a substantial portfolio of investment projects in all its business areas.

The Company is exposed to interest and foreign exchange rate risks on its loans, financing and short-term financial investments.

The financial resources that are available are invested in investment funds, which include committed transactions backed by private and government securities with pre-fixed earnings and having immediate liquidity. The private instruments are short-term financial investments in Bank Deposit Certificates (CDBs) with earnings pegged to the variation of the Interbank Deposit Certificates (CDIs) and the government securities are basically committed transactions backed by National Treasury Notes. In addition, the Company also invests a portion of its financial resources abroad in Time Deposits with pre-fixed rates.

CSN has debts in foreign currency and Brazilian currency, which are both pre- and post-fixed.

On December 31, 2015 47% of the debt was denominated in Reais, and the remaining 53% denominated in other currencies. On December 31, 2014 54% of the debt was denominated in Reais and the other 46% denominated in other currencies. On December 31, 2013 59% of the debt was denominated in Reais, and the remaining 41% denominated in other currencies.

The debt is pegged to the Libor (London Interbank Offered Rate), to the CDI (Interbank Deposit Certificate) and to the TJLP (Long-term Interest Rate). On December 31, 2015 approximately 47% of the debt was pegged to the floating interest rate (Libor, TJLP and CDI), compared with 49% on December 31, 2014 and 52% on December 31, 2013.

The consolidated net foreign exchange exposure on December 31, 2015 is shown in the table below:

It is stressed that CSN uses a number of instruments for protection from foreign exchange risk and from interest rate risk.

Effects on the Company’s operating results

In 2015 the cost of good sold totaled R$11,800 million, 2% more than in 2014, mainly due to the foreign exchange impact on the steel mill segment.

In 2014, the consolidated cost of products sold came out to a figure of R$11,592 millions, 7% lower than the comparable figure recorded in 2013, basically due to the lower cost of products sold in the steel segment.

In 2013, the consolidated cost of products sold reached R$12,423 million, 10% up over cost of products sold in 2012, basically due to the higher volume sold by steel industry and an increase of production costs in the steel industry.

Effects on the Company’s financial result

In 2015 the managerial net financial result was a negative R$3,889 million, as opposed to a net financial result in 2014 of R$3,081 million.

In 2014, the Company’s net financial result was a negative R$3,081 million by comparison with a negative net financial result of R$2,512 million in 2013.

In 2013, the Company’s net financial result was negative at R$2,512 million compared to a negative net financial result in 2012 of R$2,151 million.

10.3 Relevant effects that the following events have caused or are expected to cause on the Company’s financial statements and its results:

a) introduction or disposal of operating segment

In 2013 and 2014 no operational segments were introduced or disposed of.

On December 11, 2014, CSN’s Board of Directors approved the establishment of a strategic aliance with an Asian consortium composed of ITOCHU Corporation, JFE Steel Corporation, POSCO, Ltd., Kobe Steel, Ltd., Nisshin Steel Co, Ltd. and China Steel Corp. (“Asian Consortium”). The transaction was concluded on November 30, 2015.

The transaction consists of the combination of the correlated mining and logistics business of the Company and of Namisa in a new company, Congonhas Minérios, including the commercial establishment relative to the Casa de Pedra iron ore mine, 18.63% of equity participation in MRS and the rights for operation of the Tecar harbor terminal, in Itaguaí (RJ).

The following stages were fulfilled for completion of the transaction:

• Payment of dividends by Namisa amounting to US$1.4 billion, equivalent to R$5.4 billion, which were paid prior to the closing of the transaction;

• Restructuring of Congonhas with the transfer by CSN, of the CNS assets and liabilities relative to Casa de Pedra, the rights to operate the Tecar, 60% of the shares of Namisa, 8.63% of the shares of MRS and US$850 million in debts, equivalent to R$3,370 million, as disclosed in note 9 c;

• Acquisition by Congonhas of 40% of the shares of Namisa held by the Asian Consortium, with the merger of the latter into Congonhas;

• Execution of the new shareholders agreement of Congonhas;

• Payment by CSN of US$680 million relative to the acquisition of 4% of the shares held by the Asian Consortium in Congonhas as well as an additional US$27 million relative to the acquisition of 0.16% of the shares likewise held by the Asian Consortium in Congonhas, totaling US$707 million, equivalent to R$2.7 billion; and

• Settlement of the pre-existing agreements with Namisa for supply of ROM (high and low silica), harbor services and iron ore processing.

Considering the position of the Congonhas assets, the capital contributions of the Asian Consortium in the transaction, as well as the adjustment deriving from the negotiations between the parties, adjustments of debt, cash and working capital difference, CSN and the Asian Consortium held, respectively, 87.52% and 12.48% of the capital stock of Congonhas Minérios at the end of the transaction.

The transaction also includes an earn-out mechanism, which, in the event of qualified liquidity that could occur within the given valuation parameters and within a agreed period of time agreed upon after the closing of the transaction, could dilute, at the exclusive discretion CSN, the participation of the Asian Consortium in Congonhas Minérios of 12.48% up to 8.21%. This mechanism was considered to be a contingent asset and no related asset was booked.

A portion of the production of Congonhas Minérios’ iron ore will be sold to the members of the Asian Consortium and to CSN. These rights are reflected in long-term supply agreements executed on November 30, 2015, the terms of which were negotiated on usual market conditions. The Company also ensured the use of the TECAR for import of raw materials by means of execution of a long-term agreement.

The impacts of the above event on the financial statements of the Company are summarized in the table below:

Events	R$ (million)
	Accounting Effect
	DRE	PL
Gain in the assessment of the 60% of participation in Namisa at fair value - item 3.3 (a) iii	2,792	2,792
Gain in the settlement of the pre-existing relations - item 3.3 (c)	622	622
Deferred IR/CSLL (Income Tax/Social Contribution on Net Income) on the recorded earnings	(529)	(529)
Gain in the transaction between shareholders - item 3.4		1,945
Total impact of the business combination	2,885	4,830
For more information see explanatory note 3 of the Standardized Financial Statement for the fiscal year ended December 31, 2015.
b) creation, acquisition or disposal of equity interest

There was no establishment, acquisition or disposal of material shareholdings in 2013 and 2014.

As mentioned in item 10.3 “a” above, within the context of the strategic alliance established between the Company and the Asian Consortium, the Company acquired 4% of the shares of Congonhas Minérios held by the Asian Consortium for US$680 million and 0.16% for US$27 million, which resulted in final participations in the capital stock of Congonhas Minérios of 87.52% for the Company and 12.48% for the Asian Consortium.

c) non-usual events or operations
In the last three fiscal years there were no unusual events or operations which materially affected the Company’s business.

10.4

a) relevant changes in the accounting practices
New standards and interpretations not yet adopted
Standard	Description	Effective Date
IAS 16 and IAS 38	“Property, plant and equipment” and “Intangible assets” – in May 2014, the aforementioned accounting rules were revised, clarifying that the revenue based method will not be allowed for depreciation or amortization.	2016
IFRS 10 and IAS 28	“Consolidated financial statements” and “Investment in Affiliated Companies, Subsidiary Companies and in Jointly Controlled Enterprises” – in September 2014, a revised version was issued in which it was proposed that gains or losses as a result of the sale or contribution from a subsidiary which does not constitute a transaction, as defined in IFRS 3, between an investor and its subsidiary or jointly controlled subsidiary, is only recognized in the participation of the unrelated investors in the subsidiary or jointly controlled subsidiary.	2016
IFRS 7	“Financial instruments: Disclosure” – in September 2014, the IASB revised rule IFRS 7, with guidance on when a service contract has continuous involvement and establishing that the additional disclosure requirements do not only apply to interim periods. This rule has not yet been published by the CPC and should come into force with effect from 2016.	2016
IFRS 9

" Financial Instruments". IFRS 9 maintains but simplifies the combined measurement model and establishes two main measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on the entity’s business model and the characteristics of financial asset's contractual cash flow.

For financial liabilities the rule retains most of the requirements of IAS 39.

The main change relates to those cases where the fair value calculated for financial liabilities should be segregated so that the part of the fair value related to the credit risk of the entity itself is recognized in “Other comprehensive income” and not in the result for the period.

IAS 39 guidance on the impairment of financial assets and hedge accounting is still applicable.

		2018
IFRS 11	The amendments to IFRS 11 provide instructions on how to book a joint acquisition of a business that represents a “business” that apply the applicable principles of IFRS 3 for business combination (sic). The amendments also make it clear that an equity participation previously held in a joint transaction is not re-measured on the acquisition of additional participation in the same joint transaction for as long as the joint control is maintained.	2016
IFRS15	“Revenue from contracts with clients”. This new rule establishes the principles that an entity is to apply in order to determine the measurement of revenue and when it should be recognized. This rule replaces IAS 11 – Construction Contracts, IAS 18 – Revenues and corresponding interpretations.	2018
IFRS16	Defines the principles for recognition, measurement, presentation and divulgement of leases. IFRS 16 substitutes IAS17 – Leases and related interpretations.	2019
There are no other regulations, changes in regulations or interpretations not yet in force that the Company expects to have a material impact when applied to its financial statements.

b) significant effects of the alterations in accounting practices
There was no alteration of accounting practice.

c) provisos and emphases that are present in the opinion of the auditor:

There are no provisos in the opinions of the independent auditors relative to fiscal years 2015, 2014 and 2013.

Emphases:

The opinion of the auditors emphasized, for the year 2013, that the individual financial statements of the Company were prepared in accordance with the accounting practices adopted in Brazil when they diverged from the IFRS, applicable to the segregated financial statement, only as regards the valuation of instruments in control subsidiaries, related companies and joint transactions by the equity accounting method.

In 2014 and 2015 there are emphases in the auditors opinion.

10.5 Executive Officers should indicate and comment on critical accounting policies adopted by the Company, including Management’s accounting estimates concerning uncertain and relevant matters to describe the Company’s financial situation and results that require subjective or complex judgments, such as: provisions, contingencies, revenue recognition, tax credits, long-lived assets, the useful life of non-current assets, pension plans, foreign currency translation adjustments, environmental recovery costs, criteria for impairment tests on assets and financial instruments

The Company’s critical accounting policies:

The preparation of the financial statements in accordance with the International Financial Reporting Standards (IFRS) and the rules issued by the Brazilian Accounting Pronouncements Committee (CPC) requires the use of certain accounting estimates and also the judgment by the Company’s management in the process of adoption of the Company’s accounting policies.

The estimates are based on the best knowledge existing in each fiscal year. Changes in facts and circumstances may lead to a revision on these estimates. Therefore, actual results may vary in relation to the estimates presented.

The significant assumptions and estimates, which are considered by the Company’s Management as requiring a higher judgment level and having greater complexity for the preparation of financial statements are presented as follows:

(a)     Fair value of business combination

The identifiable assets acquired and liabilities undertaken in a business combination are measured at fair value on the acquisition date, in compliance with CPC 15(R1) “Business Combination”. Consequently, when we determine the allocation of the acquisition price, there is an adjustment to the fair value of certain items—such as inventories, property, plant and equipment, mines, present value of noncurrent assets and liabilities—in accordance with valuation reports prepared by independent appraisers. The Company has 12 months (measurement term), as of the acquisition date, to additionally recognize better information on the fair value recognized on the acquisition date. The acquisition method is applied to account for each Company’s business combination. The Company recognizes non-controlling interest in its financial statements by the proportional amount of the fair value of the acquired company’s net assets.

Goodwill is represented by the positive difference between paid and/or payable value for the purchase of a business and the net amount of fair value of assets and liabilities of the subsidiary acquired. If there is a gain from an advantageous purchase, the Company must recognize it immediately in the period’s results on the acquisition date.

(b) Useful life of assets

Depreciation is calculated by the straight-line method, based on the remaining economic useful life of the assets in accordance with Note 10 to the consolidated financial statements. The useful lives initially established by independent experts are revised at least once per year for all units.

If some components of property, plant and equipment have different useful life, these components are separately recognized as property, plant and equipment items.

(c) Mineral reserves and useful life of mines

The estimates of proven and probable mineral reserves are regularly evaluated and updated. These reserves are determined using generally accepted estimation techniques. Calculating the reserves requires the use of several assumptions by the mining team, and any changes in these assumptions can have a significant impact on recorded proven and probable reserves and useful life of mines.

(d) Impairment of tangible and intangible assets

Assets with an indefinite useful life, such as goodwill, are not subject to amortization and are tested on an annual basis to verify impairment. Assets subject to amortization or depreciation are revised for impairment purposes whenever events or changes in circumstances show that the book value may not be recoverable. The value recognized as impairment loss corresponds to the book value of the asset exceeding its recoverable value. The latter is the highest value between an asset fair value net of sale costs and its value in use. For the purposes of impairment valuation, assets are divided into the lowest levels for which there are identifiable cash inflows separately (CGUs). Non-financial assets, except for goodwill, which have been impaired, are subsequently reviewed to analyze a possible impairment reversal on the reporting date.

In the case of equity securities (shares) classified as available-for-sale, a significant or prolonged decline in the fair value of an investment in an equity instrument below its cost is also objective evidence of impairment. To determine what is considered a “significant” or “prolonged” decline requires judgment, which includes the assessment of several factors such as the historical changes in the equity prices, the duration and proportion in which the fair value of the investment is lower than its cost, and the financial health and short-term prospects of the business for the investee, including industry and segment performance, changes in technology, and operating and financial cash flows.

(e) Post-employment and pension benefits

The pension plans granted by the Company cover essentially all its employees. The amounts recorded depend on several assumptions, determined by actuarial calculation, in accordance with CPC 33(R1) – Employee Benefits. These assumptions are described in Note 27 to the Company’s consolidated financial statements and include, among others, internal rate of return and nominal wage growth. When the benefits of a plan are increased, the increased benefit portion relating to employee’s previous service is recognized in the statement of income at the straight-line method during the average period until benefits become vested. Under the condition that benefits become immediately vested, expense is instantly recognized in the income.

The Company opted to account for all actuarial gains and losses resulting from defined benefit plans directly in other comprehensive income, which later are transferred to retained profits or losses. If the plan is extinguished, all the accumulated actuarial gains and losses are recorded in the income.

The parent company and some subsidiaries offered a post-retirement healthcare benefit to its employees. The expected costs of these benefits are accumulated during the employment period, being calculated through the same accounting method used for defined benefit pension plans.

These obligations are annually evaluated jointly with qualified independent actuaries.

(f) Provisions

Provisions for legal proceedings are recorded only when the expectation of loss is considered probable and an amount can be safely estimated. This determination is carried out jointly by the Company’s Management and legal advisors. The estimates are duly recognized in the financial statements in accordance with CPC 25 – Provisions, Contingent Liabilities and Contingent Assets.

The Company is party to legal suits and administrative proceedings involving tax issues which are deemed as unconstitutional, therefore the Company believes these taxes should not be paid. The amounts recorded for such tax disputes and other contingencies can undergo future changes due to developments in each case, including changes in the legislation, final court decisions specific for the Company, which in the uncertain legal Brazilian environment, as well as in other jurisdictions, require significant estimates and judgments to be made by the Company’s Management regarding the results of future events. More details on provisions can be found in Note 17 to the Company’s consolidated financial statements.

(g) Income tax and social contribution

The current and deferred income tax and social contribution are calculated based on the enacted tax laws on the date of the balance sheet, including in countries in which the entities of the Group operate and generate taxable income. Management assesses periodically the positions assumed in the calculation of taxes on income in relation to the situations in which the applicable tax regulations give margin for construals. The Company accrues provisions, when appropriate, based on the estimated amounts of payment to the tax authorities. The current and deferred taxes are recognized in the results, unless they are related to the business combination, or items that are directly recognized in the stockholders equity.

The current tax is the event that is expected to be payable or receivable on the taxable profit or loss of the fiscal year, at rates that are decreed on the date of presentation of the financial statements and any adjustment to taxes payable in relation to previous fiscal years.

Deferred tax is recognized based on temporary differences arising between the book values of assets and liabilities for accounting purposes and corresponding amounts applied for tax purposes.  The deferred tax is not recognized for temporary differences that derive from the initial recognition of assets and liabilities in a transaction that is not a business combination and that does not affect either the book profit not the tax profit or loss, and differences related to investments in subsidiaries and controlled entities when it is probable that they will not revert within a predictable future.

Furthermore, liability deferred tax is not recognized for temporary tax differences resulting from the initial recognition of a premium. The deferred tax is measured by applying the tax rates that are expected to be applied to the temporary differences when they are reverted, based on the laws enacted up to the date of presentation of the financial statements.

Current income tax and social contribution are shown net, by taxpaying entity, in liabilities when there are amounts payable, or in assets when the amounts paid in advance exceed the total payable on the date of the report.

Deferred tax assets and liabilities are offset when there is a legal right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority on the same entity subject to taxation.

A deferred income tax and social contribution asset is recognized for all tax losses, tax credits, and temporary differences to the extent that it is probable that taxable profits will be available against which those tax losses, tax credits, and deductible temporary differences can be utilized. Annually a review is conducted to verify the existence of future taxable profits and a provision is recognized for loss when the realization of such credits is not probable within a period of less than 10 years.

(h) Allowance for doubtful accounts

The allowance for doubtful accounts was established in an amount considered sufficient to support possible losses. Management’s assessment of these provisions takes into account the client’s history and financial situation and the opinion of our legal advisors regarding the receipt of these credits for the recording of this provision.

(i) Fair value of derivative financial instruments

•         Derivative instruments

The Company recognizes in its balance sheet all derivative financial instruments at fair value. Certain derivative instruments do not qualify for hedge accounting. Changes in the fair value of any of these derivative instruments are immediately recognized in the income statement under “Financial result”.

With regard to fair value measurement, it is necessary to consider factors such as future foreign exchange and interest rates. To better understand the possible impacts caused by fluctuations of exchange and interest rates on the Company’s main instruments and positions, see Note 13 to the Company’s consolidated financial statements.

•         Hedging activities

The Company uses hedge accounting and designates certain financial liabilities as instruments for hedging foreign exchange risks in conjunction with the cash flows from forecast and highly probable exports (cash flow hedge).

At the start of the operation the Company registers the ratios between the hedge instruments and the items protected by hedge (forecast exports), as well as the objectives of risk management and the strategy for carrying out various hedge operations. The Company also registers its assessment, both at the start of and throughout the hedge operation, that the transaction is effective in offsetting variations in the cash-flows of the items protected by the hedge.

The effective part of the changes in the fair value of financial liabilities, designated and qualified as cash-flow hedge is recognized in shareholders’ equity, under the heading “Hedge Accounting”. The gains or losses related to the non-effective part are recognized in the financial result, when applicable.

The cumulative values in shareholders’ equity are shown in the income statement in the periods in which the forecast exports affect the result.

When a hedge instrument lapses or is settled in advance, or the hedge ratio no longer meets the accounting criteria for Hedge Accounting, or when Management decides to discontinue hedge accounting, all cumulative gains or losses that are in shareholders’ equity at that moment remain registered in shareholders’ equity. When the forecast transaction is carried out, the gain or loss will be reclassified, and be transferred to the result. When it is no longer expected that a forecast operation will take place, the cumulative gain or loss which had been shown in shareholders’ equity is immediately transferred to the result under the heading “Financial Result”.

The movements of the hedge values denominated are shown in note 13.b.

10.6. Relevant items not disclosed in the Company's financial statements:

a) assets and liabilities directly or indirectly held by the Company that are not included in its balance sheet (off-balance sheet items), such as:

(i) operating leases, taken and extended;

(ii) receivable portfolio write-offs that create any risks or responsibilities for the Company, plus all relevant liabilities where applicable;

(iii) future goods and services purchase and sale agreements;

(iv) incomplete building agreements;

(v) contratos de recebimentos futuros de financiamentos.

The Company has the following relevant liabilities that are not included in its financial statements (amounts in R$ thousand):

Take-or-Pay Agreements

On December 31, 2015 and 2014 the Company had take-or-pay agreements, as shown in the table below:

Concession Agreements

The future minimum payments relative to the governmental concessions, on December 31, 2015, expire as shown in the table below:

b) other items not included in the financial statements:
Not applicable.

10.7. With regard to each item not included in the financial statements indicated in item 10.8, comment on the following:

a) how such items change, or may change in the future, the revenues, expenses, operating result, financial expenses or other items in the Company’s financial statements:
See item 10.6
b) the nature and purpose of the operation:
See item 10.6
c) the nature and amount of the obligations assumed and rights created in favor of the Company as a result of the operation:
See item 10.6

10.8. Main elements of the Company's business plan:

a) investments, including:

(i) a quantitative and qualitative description of investments in progress and estimated investments;

(ii) sources of investment funding; and

(iii) material divestments in progress and estimated divestments.

b) acquisitions already announced of plants, equipment, patents or other assets that may materially affect the Company’s production capacity;

Quantitative and qualitative description of investments in progress and estimated investments

The Company’s Investment Budget for 2016 contemplates finalization of capital projects in progress and projects of current investments that are fundamental for maintenance of the conditions of operational capacity, environment and safety. New investments will be assessed considering the merchandising conditions, financial capability and perspective of generation of additional cash of each project.

Considering these guidelines, the investments projected for 2016 are in the order of R$1.4 billion, detailed below:

•         Cement: R$529 million, for finalization of the new clinker furnace in Arcos;

•         Steel Mill: R$500 million, particularly for current investment projects in the UPV coking plants, environmental projects (TAC UPV), projects for technological modernization in the UPV, completion of the expansion of the Service Center in Mogi das Cruzes and maintenance projects in the remaining units;

•         Mining: R$111 million, particularly for balance of payment for mining equipment, projects in progress for the processing of iron ore, studies for Phase 60 Mtpa in the Tecar and current investment projects in the units;

•         Other investments: R$72 million for current investments in the other operations (such as FTL and Tecon) and of a corporate nature (such as TI); and

•         Spare parts: R$180 million.

In 2015, the investments made by the Company came to a total of R$2,2 billion, mainly in the following sectors:

•         Cement: R$438 million for completion of two new crushing operations and implementation of the new clinker furnace;

•         Steel Mill: R$345 million, particularly for current investment projects in the UPV coking plants, environmental projects (TAC UPV), projects for energy efficiency (TG20), projects for technological modernization in the UPV, expansion of the Service Center in Mogi das Cruzes and maintenance projects in the remaining units;

•         Mining: R$898 million, particularly for acquisition of new mining equipment, conduction of projects in the processing of iron ore, balance of payments for expansion of the Tecar and current investment projects in the units;

•         Other investments: R$117 million for current investments in the other operations (such as FTL and Tecon) and of a corporate nature (such as TI); and

•         Spare parts: R$360 million.

The Company’s main planned investments are detailed below:

Mining (iron ore)

Considering the marketing conditions, financial capability and perspective of generation of additional cash of the project, in a first phase one assesses the expansion of the production capacity of the Casa de Pedra mine to 40 million tons per year and expansion of the capacity of the Harbor in Itaguaí/RJ (Tecar) from 45 million tons (capacity expanded in 2013) to 60 million tons.

Steel

The investments plan for the coming years gives priority to current investment projects with efficiency gains, such as the revamping of the coking plants, steelworks, picking, casting, in addition to implementation of environmental projects (TAC UPV), projects for technological modernization in the UPV, completion of the expansion of the Service Center of Mogi das Cruzes and maintenance projects in the remaining units.

Cement

CSN is implementing a cement windmill and clinker furnace in Arcos, where the Company already operates a clinker furnace using own-mine limestone. With this project, annual cement production capacity in the Southeast Region should rise to roughly 4.4 million tonnes. In a subsequent phase the Company evaluates the implementation of an advanced crushing, adding an additional 1 million tons.

FTL - Ferrovia Transnordestina Logística S.A.

Recently created company with the purpose of incorporating the spun-off portion of Transnordestina Logística S.A. and operating the former Northeastern Network. Concession of a 30-year term, granted on December 31, 1997, renewable for an additional 30 years, to operate the Northeastern Brazil railroad system. This railway system covers 4,238 kilometers of railroads in the states of Maranhão, Piauí, Ceará, Paraíba, Pernambuco, Alagoas and Rio Grande do Norte. The planned investments are projects of current investments and modernization of the infrastructure of the permanent railway, rolling stock and operational management, in order to increase the competitiveness of the railway and attract new volumes of cargo.

Ports (Tecon)

The container terminal (Tecon), managed by Sepetiba Tecon S.A., CSN’s subsidiary, is a hub port. According to the Brazilian Association of Public Use Container Terminals (ABRATEC), Tecon is the largest container terminal in Rio de Janeiro and one of the largest in its segment in Brazil.

The Tecon was recently expanded by means of implementation of the project of equalization of berth 301, giving rise to a continual dock for simultaneous operation of large vessels. Within this project the capacity of the terminal was raised to approximately 440 thousand containers per year.

The planned investments are receiving priority for current investment projects, aiming at operational modernization.

Sources of Funding for Investments

The Company expects to finance these investments through its own cash, public or private financing, and/or strategic partnership.

Material Divestments in Progress and Estimated Divestments

With the primary objective of reducing the financial leveraging of the Company, management is committed to executing a plan of disposal of a combination of assets and believes that a portion of such assets can be sold, however, it is not possible to confirm that the sale, within a period of 12 months, is highly probable for any one of the contemplated assets. The Company considers a number of sales scenarios that vary on account of the different macro-economic and operational assumptions. In this context, the Company did not segregate or reclassify such assets in the financial statements as discontinued operations, pursuant to CPC 31 (IFRS 5).

c) new products and services, including:

(i) description of research in progress that has already been disclosed;

(ii) total amounts spent by the Company on research to develop new products or services;

(iii) projects under development already disclosed; and

(iv) total amounts spent by the Company on the development of new products or services.

CSN invests in research and development to improve its products and processes, aiming to meet market demands and expectations of its clients. Among the products developed, the following stand out:

Consolidation in the Brazilian automobile market of dual-phase High Resistance Advanced Galvanized Steel class DP600;

  Beginning of supply in the Brazilian automotive market of Ferritic-Bainitic Advanced High-Resistance Galvanized Steel of the FB590 class;
  Consolidation in the Brazilian civil construction, standing out the manufactuer of silos, of High Resistance Galvanized Steel class ZAR400;
  Consolidation in the Brazilian automotive market of the IF (Interstitial Free) High-Resistance Galvanized Steel of the IF 180 and 200 classes.
  High Carbon Hot Rolled Steel containing Ni, Cr and Mo for application in Chainsaw chains (SAE 8660 MOD).
  New applications of tinned steel in the Brazilian Market (aerosol and easy-opening lid).

Expenses on research for innovation of new products and services totaled R$3,662 thousand in 2015.

The following projects are in the development phase:

  Advanced Dual Phase High-Resistance Galvanized Steel of the DP800 class for application on structural parts of automobile bodies;
  PHS1500 Galvanized Steel for Hotpressing for application on structural parts of automobile bodies;
  IF (Interstitial Free) Galvanized High-Resistance Steel of IF 260 and 300 classes for application on structural parts of the automobile bodies, when high-resistance and good formability are required;
  High-resistance Structural Galvanized Steel of the G450, G500 and G550 classes for application in the Civil Construction segment, mainly for the silos market.
  High Carbon Hotrolled Steel for Chainsaws (SAE 8660), projected for the U.S. market.
  New applications of tin plated steel in the Brazilian Market (aerosol and easy-opening containers).
  High-Resistance and Low Alloy Coldrolled Steel, HSLA 420 and 500 for the automotive industry.
  Development of CHQ (Cold Heading Quality) Wire Rod;

The total expenses on the development of new products and services came to R$16,116 thousand in 2015.

10.09 Other factors significantly impacting operating performance that were not identified or commented on in other items of this section.
All relevant and pertinent information was identified or commented on in the other items in this section.

ATTACHMENT II – Information about the candidates for Board of Directors’ positions

(as per items 12.5 to 12.10 of Attachment 24 of CVM Instruction 480)

In compliance with Article 10 of CVM Rule 481/2009, below is presented the information regarding the candidates nominated for reelection by the controlling shareholders for the positions of members of the Board of Directors, for term of office until the 2017 Annual Shareholders’ Meeting, in accordance with items 12.5 to 12.10 of the Reference Form, where applicable.

Name	Benjamin Steinbruch
Date of birth	6/28/1953
Profession	Business Administrator
CPF	618.266.778-87
Position to be occupied	Permanent member of the Board of Directors
Other positions or functions exercised in the issuer	Chief Executive Officer
If designated by the controlling shareholder or not	Yes
If an independent member and, if positive, what was the criterion used by the issuer to determine the independence	Not applicable
Number of consecutive terms of office	23

Information on:

i. principal professional experiences during the last 5 years, designating:

• name and sector of activity of the company

• position

• if the company is a member (i) of the economic group of the issuer or (ii) is controlled by a shareholder of the issuer that detains direct or indirect participation equal to or greater than 5% of one same class or kind of security of the issuer

ii. designation of all of the administrative positions held in other companies or organizations of the third sector

Mr. Steinbruch has been a member of the Board of Directors since April 23, 1993, and it’s Chairman since April 28, 1995. He has also been CSN’s CEO since April 30, 2002. Currently, he serves as a member of the Board of Directors of Câmara Portuguesa, the first Vice-Chairman of FIESP, a position he has held since September 2004, a member of FIESP's Superior Strategic Council, a board member of Instituto Roberto Simonsen and a member of the CCI – Inter-Institutional Advisory Board of the Court of Justice of the State of São Paulo. In the last five years, Mr. Steinbruch was Chairman of the Board of Directors and CEO of Vicunha Siderurgia S.A., Vice Chairman of the Board of Directors of Textília S.A., Chairman of the Board of Directors of Vicunha Aços S.A., Vicunha S.A., Fibra Cia. Securitizadora de Créditos Financeiros, Fibra Cia. Securitizadora de Créditos Imobiliários and Banco Fibra S.A., member of the Board of Directors of Elizabeth S.A. – Indústria Têxtil, Vicunha Participações S.A. and Vicunha Steel S.A., Executive Officer of Rio Purus Participações S.A. and Rio Iaco Participações S.A., Administrator of Fazenda Alvorada de Bragança Agro-Pastoril Ltda., Ibis Agrária Ltda., Ibis II Empreendimentos Ltda., Ibis Participações e Serviços Ltda. and Haras Phillipson Ltda. (all of which are part of CSN’s controlling group), Chairman of the Board of Directors of Transnordestina Logística S.A. and Nacional Minérios S.A. (both jointly controlled by CSN), FTL – Ferrovia Transnordestina Logística S.A. and Companhia Metalúrgica Prada (both controlled by CSN) and CEO of the Advisory Board of Fundação CSN. He earned a Business Administration degree from Escola de Administração de Empresas da Fundação Getúlio Vargas – SP, and completed a post-graduate program in Marketing and Finance at Fundação Getúlio Vargas - SP.

Description of any one of the following events that have occurred during the last 5 years:

i. any criminal conviction

ii. any conviction in an administrative proceeding of the CVM and the penalties applied

iii. any final and unappealable conviction in the judicial or administrative sphere, which may have suspended or made him ineligible for the practice of any professional or commercial activity

Mr. Benjamin Steinbruch declared, for all legal purposes, that over the past 5 years, he has not been subject to any criminal conviction, any convictions or penalty in administrative proceedings before the CVM or any final and unappealable decision, whether legal or administrative, suspending or disqualifying him from practicing any professional or business activity.

Name	Fernando Perrone
Date of birth	5/6/1947
Profession	Attorney
CPF	181.062.347-20
Position to be occupied	Permanent member of the Board of Directors
Other positions or functions exercised in the issuer	Member of the Audit Committee
If designated by the controlling shareholder or not	Yes
If an independent member and, if positive, what was the criterion used by the issuer to determine the independence

Independent member according to the following criteria: (i) does not have any entailment with the Company; (ii) is not the controlling shareholder, spouse or relative up to the second degree of the controlling shareholder, and is not entailed to a company or entity that is related to the controlling shareholder; (iii) was never an employee or executive officer of the company, of the controlling shareholder or of a company controlled by the Company in the last 5 years; (iv) is not a supplier or buyer, either direct or indirect, of services and/or products of the Company, in a magnitude that could imply loss of independence; (v) is not an employee or executive officer of a company or entity that is offering or claiming services and/or products to/from the Company; (vi) is not a spouse or a relative up to the second degree of any administrative officer of the Company; and (vii) does not receive any remuneration from the Company other than the remuneration received as a result of acting in the function of board member and member of the Audit Committee of the Company.

Number of consecutive terms of office	14

Information on:

i. principal professional experiences during the last 5 years, designating:

• name and sector of activity of the company

• position

• if the company is a member (i) of the economic group of the issuer, or (ii) is controlled by a shareholder of the issuer that detains direct or indirect participation equal to or greater than 5% of one same class or kind of security of the issuer

ii. designation of all of the administrative positions held in other companies or organizations of the third sector

Mr. Perrone has been a member of the Company’s Board of Directors since September 26, 2002 and member of the Audit Committee since June 24, 2005. He served as the Infrastructure and Energy Officer of the Company from July 10, to October 2, 2002. He is a member fo the Board of Directors of Profarma - Distribuidora de Fármacos S.A, where he acts as Chairman, João Fortes Engenharia S.A., Energia Sustentável S.A., Libra Aeroportos - Aeroporto de Cabo Frio and FTL – Ferrovia Transnordestina Logística S.A. (controlled by CSN) and alternate member of the Board of Directors of Transnordestina Logística S.A. (jointly-controlled by CSN). He also operates as an independente consultant in the infrastructure area. He earned a Business Administration degree in a program sponsored by "Chimica" Bayer S.A., in Law from Universidade Federal Fluminense and a post-graduate program in Economics in the Capital Market area from Fundação Getúlio Vargas.

Description of any one of the following events that have occurred during the last 5 years:

i. any criminal conviction

ii. any conviction in an administrative proceeding of the CVM and the penalties applied

iii. any final and unappealable conviction in the judicial or administrative sphere, which may have suspended or made him ineligible for the practice of any professional or commercial activity

Mr. Fernando Perrone declared, for all legal purposes, that over the past 5 years, he has not been subject to any criminal conviction, any convictions or penalty in administrative proceedings before the CVM or any final and unappealable decision, whether legal or administrative, suspending or disqualifying him from practicing any professional or business activity.

Name	Yoshiaki Nakano
Date of birth	8/30/1944
Profession	Business Administrator
CPF	049.414.548-04
Position to be occupied	Permanent member of the Board of Directors
Other positions or functions exercised in the issuer	Member of the Audit Committee
If designated by the controlling shareholder or not	Yes
If an independent member and, if positive, what was the criterion used by the issuer to determine the independence

Independent member according to the following criteria: (i) does not have any entailment with the Company; (ii) is not the controlling shareholder, spouse or relative up to the second degree of the controlling shareholder, and is not entailed to a company or entity that is related to the controlling shareholder; (iii) was never an employee or executive officer of the company, of the controlling shareholder or of a company controlled by the Company; (iv) is not a supplier or buyer, either direct or indirect, of services and/or products of the Company, in a magnitude that could imply loss of independence; (v) is not an employee or executive officer of a company or entity that is offering or claiming services and/or products to/from the Company; (vi) is not the spouse or a relative up to the second degree of any administrative officer of the Company; and (vii) does not receive any other remuneration from the Company other than the remuneration received as a result of acting in the function of board member and member of the Audit Committee of the Company.

Number of consecutive terms of office	12

Information on:

i. principal professional experiences during the last 5 years, designating:

• name and sector of activity of the company

• position

• if the company is a member (i) of the economic group of the issuer or (ii) is controlled by a shareholder of the issuer that detains direct or indirect participation equal to or greater than 5% of one same class or kind of security of the issuer

ii. designation of all of the administrative positions held in other companies or organizations of the third sector

Mr. Nakano has been a member of the Company’s Board of Directors since April 29, 2004 and a member of the Audit Committee since June 24, 2005. He i salso a member of the Board of Directors of Transnordestina Logística S.A. (jointly-controlled by CSN) and in the past five years, he has been a professor of Economics at Fundação Getúlio Vargas and Director of the Escola de Economia da Fundação Getúlio Vargas de São Paulo, a member of the Superior Economic Council (COSEC) of FIESP/IRS and was a member of the Board of Directors of Fundação de Amparo à Pesquisa do Estado de São Paulo – FAPESP until 2015. Previously, he served as the special Secretary of Economic Issues for the Ministry of Finance and the Secretary of Finance of the State of São Paulo. He has a degree in Business Administration from Fundação Getulio Vargas and a Master’s and Doctorate from Cornell University, in the United States.

Description of any one of the following events that have occurred during the last 5 years:

i. any criminal conviction

ii. any conviction in an administrative proceeding of the CVM and the penalties applied

iii. any final and unappealable conviction in the judicial or administrative sphere, which may have suspended or made him ineligible for the practice of any professional or commercial activity

Mr. Yoshiaki Nakano declared, for all legal purposes, that over the past 5 years, he has not been subject to any criminal conviction, any convictions or penalty in administrative proceedings before the CVM or any final and unappealable decision, whether legal or administrative, suspending or disqualifying him from practicing any professional or business activity.

Name	Antonio Bernardo Vieira Maia
Date of birth	7/15/1959
Profession	Business Administrator
CPF	510.578.677-72
Position to be occupied	Permanent member of the Board of Directors
Other positions or functions exercised in the issuer	Member of the Audit Committee and of the Finance Committee
If designated by the controlling shareholder or not	Yes
If an independent member and, if positive, what was the criterion used by the issuer to determine the independence

Independent member according to the following criteria: (i) does not have any entailment with the Company; (ii) is not the controlling shareholder, spouse or relative up to the second degree of the controlling shareholder, and is not entailed to a company or entity that is related to the controlling shareholder; (iii) was never an employee or executive officer of the company, of the controlling shareholder or of a company controlled by the Company; (iv) is not a supplier or buyer, either direct or indirect, of services and/or products of the Company, in a magnitude that could imply loss of independence; (v) is not an employee or executive officer of a company or entity that is offering or claiming services and/or products to/from the Company; (vi) is not the spouse or a relative up to the second degree of any administrative officer of the Company; and (vii) does not receive any other remuneration from the Company other than the remuneration received as a result of acting in the function of board member and member of the Audit Committee of the Company.

Number of consecutive terms of office	3

Information on:

i. principal professional experiences during the last 5 years, designating:

• name and sector of activity of the company

• position

• if the company is a member (i) of the economic group of the issuer or (ii) is controlled by a shareholder of the issuer that detains direct or indirect participation equal to or greater than 5% of one same class or kind of security of the issuer

ii. designation of all of the administrative positions held in other companies or organizations of the third sector

Mr. Maia has been a member of the Company’s Board of Directors since April 30, 2013 and has also been a member of its Audit Committee since August 8, 2013, and has held the position of Chairman of the Audit Committee since May 6, 2014 and the Finance Committee since October 7, 2014. He has been CEO of BRG Capital Ltda. since July 2005 and a member of the Board of Directors of Transnordestina Logística S.A. (jointly-controlled by CSN) and FTL – Ferrovia Transnordestina Logística S.A. (controlled by CSN). Previously, he served as executive officer of Credit Suisse / Banco Garantia de Investimentos S.A. from April 1995 to May 2005. He began his career in Citibank Brazil as a trainee in 1982 and moved to Citibank New York in 1986, where he acted as Institutional Investment Analyst of Citigroup in Latin America until he became an executive officer. He was also an associate of Banco Bozano Simonsen de Investimentos from August, 1979 to December, 1981 and a member of the Board of Directors of Banque Bénédict Hentsch & Cie S.A, Geneve, Switzerland from April to December, 2006. He earned a degree in Public Administration and Business in 1981 from Fundação Getúlio Vargas.

Description of any one of the following events that have occurred during the last 5 years:

i. any criminal conviction

ii. any conviction in an administrative proceeding of the CVM and the penalties applied

iii. any final and unappealable conviction in the judicial or administrative sphere, which may have suspended or made him ineligible for the practice of any professional or commercial activity

Mr. Antonio Bernardo Vieira Maia declared, for all legal purposes, that over the past 5 years, he has not been subject to any criminal conviction, any convictions or penalty in administrative proceedings before the CVM or any final and unappealable decision, whether legal or administrative, suspending or disqualifying him from practicing any professional or business activity.

Name	Léo Steinbruch
Date of birth	5/16/1968
Profession	Businessman
CPF	110.885.048-09
Position to be occupied	Permanent member of the Board of Directors
Other positions or functions exercised in the issuer	Not applicable
If designated by the controlling shareholder or not	Yes
If an independent member and, if positive, what was the criterion used by the issuer to determine the independence	Not applicable
Number of consecutive terms of office	1

Information on:

i. principal professional experiences during the last 5 years, designating:

• name and sector of activity of the company

• position

• if the company is a member (i) of the economic group of the issuer or (ii) is controlled by a shareholder of the issuer that detains direct or indirect participation equal to or greater than 5% of one same class or kind of security of the issuer

ii. designation of all of the administrative positions held in other companies or organizations of the third sector

Is a member of the Board of Directors of the Company since April 28, 2015 and a member of the Board of Directors of Elizabeth S.A. Indústria Têxtil, Vicunha Aços S.A., Vicunha Participações S.A., Vicunha Steel S.A. and Textília S.A., acts as Executive Officer of CFL Participações S.A. and Taquari Participações S.A. and is an administrative officer of Fazenda Santa Otília Agropecuária Ltda. (all of such companies are part of the controlling group of CSN).

Description of any one of the following events that have occurred during the last 5 years:

i. any criminal conviction

ii. any conviction in an administrative proceeding of the CVM and the penalties applied

iii. any final and unappealable conviction in the judicial or administrative sphere, which may have suspended or made him ineligible for the practice of any professional or commercial activity

Mr. Léo Steinbruch declared, for all legal purposes, that over the past 5 years, he has not been subject to any criminal conviction, any convictions or penalty in administrative proceedings before the CVM or any final and unappealable decision, whether legal or administrative, suspending or disqualifying him from practicing any professional or business activity.

ATTACHMENT III – Information on Management compensation

Reference Date: December 31, 2015

(In accordance with item 13 of Attachment 24 of CVM Instruction 480 of December 7, 2009)

13.1 Policies and practices for the compensation of members of the board of directors, statutory board, fiscal council, statutory committees, audit, risk and financial and compensation committees, addressing the following aspects:

a. objectives of the compensation policy or practice:

Board of Directors:

The Company offers compensation to its Board Members compatible with each position’s responsibilities, especially considering that the Board of Directors determines the Company’s guidelines, overseeing their implementation by the Company’s executive officers.

Statutory Board:

The Company collaterals competitive compensation to its sênior executives, in line with that offered in the market, compatible with each position’s responsibilities and taking into consideration their commitment to comply with the Company’s strategic goals, within an increasingly competitive and globalized scenario.

Non-Statutory Board:

The Company’s practices focus on ensuring both internal equilibrium (between members of management) and external equilibrium (compensation that is competitive in relation to the market) to attract, retain and motivate its executives and achieve the Company’s strategic goals, within an increasingly competitive and globalized scenario.

Audit Committee:

The Company collaterals compensation to the Audit Committee compatible with the position’s responsibilities, especially that its members have to guarantee transparency of information and render accounts to management.

Finance Committee:

The Company does not remunerate the members of the Finance Committee. This committee does not have an executive or resolving function and its recommendations, proposals and/or opinions are forwarded for appreciation by the Board of Directors.

b. compensation breakdown, including:

(i) a description of the compensation elements and the purpose of each;

Board of Directors:

Members of the Board of Directors receive fixed remuneration, guaranteeing compensation compatible with the position. All Board members are paid the same amount, except for those who are also members of the Audit Committee and, therefore, receive an additional amount due to the exercise of both positions.

Statutory Board:

Members of the Statutory Board are entitled to overall annual compensation comprising a fixed portion (monthly salary) and a variable portion (bonus based on goals achieved and other bonuses*), ensuring compensation compatible with their positions.

* Other Bonuses: The Company may eventually pay extra variable compensation to its Statutory Officers, as recognition for specific jobs, projects and/or special goals. The extra variable compensation is usually calculated based on monthly salaries of the executive or other compensation elements compatible with the expected outcome expected of the project as well as the goals attributed to each statutory officer.

The Statutory Board Members are also entitled to the following benefits: (i) health plan, (ii) dental plan, (iii) life insurance, (iv) supplementary and pension plan (v) annual check-up. In addition to the mentioned benefits, the President and Chief Executive Officer has at his/her disposal 1 helicopter and 2 armored vehicles with driver.

Non-Statutory Board:

Members of the Non-Statutory Board receive fixed and variable compensation. The fixed portion includes a monthly salary, paid vacations and the mandatory 13th salary, in accordance with the labor laws, aiming to guarantee compensation compatible with their positions. The variable compensation offers the possibility to earn additional compensation, depending on the results achieved by the Company and the officer’s specific area, as well as individual performance or strategy of attraction and retention. The variable compensation is paid annually as part of the profit sharing program, ensuring compensation compatible with their positions.

The Non-Statutory Board Members are also entitled  to the following benefits: (i) health plan, (ii) dental plan, (iii) life insurance, (iv) supplementary pension plan, (v) nutrition voucher; (vi) meal voucher, (vii) annual check-up, (viii) paid voluntary vacation.

Audit Committee:

Members of the Audit Committee receive fixed compensation only, i.e. monthly fees ensuring compensation compatible wth their position.

Finance Committee:

There is no remuneration.

(ii) the proportion of each component in relation to overall compensation;

In the case of members of the Board of Directors and Audit Committee, their fixed compensation represents 100% of their overall compensation.

In the case of members of the Statutory and Non-Statutory Board, the fixed compensation of each executive generally corresponds to 100% of their total compensation. In certain cases, however, the fixed overall compensation will be 50% fixed and 50% variable, or a different ratio that better matches the executive officer’s responsibilities and the conditions agreed upon with the Company.

 (iii) methodology for calculating and adjusting each compensation element;

Board of Directors:

The fixed annual compensation of the Board of Directors' members is paid in 12 monthly installments, and there are no previously established adjustment criteria.

Statutory Board:

The fixed annual compensation is paid in 12 monthly installments, besides the possibility of variable compensation, as mentioned above.

The variable compensation is paid within the calendar year in a pre-defined month, which may vary with each officer, but, in general, payment is in April of each year after the percentage of goals achieved has been verified.

The overall compensation (monthly salary and variable compensation) is determined at the beginning of each 2-year mandate and may be renegotiated upon contract renewal with the executive, if in the interest of both parties.

Non-Statutory Board:

Fixed annual compensation is paid in thirteen monthly installments. Non-Statutory Officers also receive 33.33% of their monthly salary as a vacation payment as provided by labor legislation, and an extra 36.67% of their salary as a bonus for voluntary vacations.

Pay rises are annual and determined based on salary variations on the executive market, based on the assessment of an independent specialized consulting firm, or based on accrued inflation in the last twelve months. The variable compensation is paid every April, after the percentage of goals achieved has been verified.

Audit Committee:

The annual compensation of the members of the Audit Committee is fixed and paid in 12 monthly installments. There are no pre-defined adjustment criteria.

Finance Committee:

There is no remuneration.

 (iv) reasons that justify each compensation element

BOARD OF DIRECTORS: fixed compensation based on market practices.

STATUTORY OFFICERS: fixed compensation based on market practices and variable compensation based on the Company’s results, the executive’s specific area, individual performance and achievement of goals.

NON-STATUTORY EXECUTIVE OFFICERS: fixed compensation based on market practices, variable compensation based on the Company’s results, the executive’s specifica area, individual performance and achievement of goals.

AUDIT COMMITTEE: fixed compensation based on market practices.

FINANCE COMMITTEE: there is no remuneration.

 (v) the existence of members that are not remunerated by the issuer and the reason for such fact

None.

c. main performance indicators for determining each compensation element:

Fixed compensation: the responsibilities of the position, based on evaluation through a specific methodology, conducted by an external consulting firm specialized in compensation or by the Remuneration and Benefits Management.

Variable compensation: the results of the Company and each specific operational segment subordinated to the statutory officer or non-statutory officer, as well as achievement of pre-determined goals and individual performance. The indicators taken into consideration, whether relating to the Company or the operational segments, include net income, net revenue, total expenses before depreciation and EBITDA margin. Statutory officers may also receive additional variable portion as recognition for specific jobs, projects or special goals attained.

d. the structuring of compensation to reflect the evolution of performance indicators:

At the beginning of each year, the Company defines its overall goals. Subsequently, these goals are divided, as applicable, among the Company’s different operational segments, so that each executive officer is able negotiate the specific goals that each operational segment should achieve. In addition, each executive officer also negotiates his own individual goals to be achieved in the same fiscal year. Compliance with these goals is periodically assessed throughout the year and verified at year-end. The final assessment is one of the parameters used to calculate the variable compensation, along with the percentage achievement of each indicator described in sub-item “c” above. Maximum variable compensation is based on salary units paid to the statutory officer or non-statutory officer, and the final amount will correspond to the level of attainment of the goals, in accordance with the scale negotiated with the executive officer or non-statutory officer.

It is also noteworthy that goals established for each executive officer correspond to a certain percentage of achievement of the goals mentioned above given that, in general, 50% of the weighted average will correspond to the Company’s financial indicators and the operational segment under the responsibility of said executive officer, and the remaining 50%, to his individual performance.

e. alignment of compensation policies and practices with the Company’s interest in the short, medium and long term:

The Company’s compensation policy is in line with its short, medium and long-term interests, determined by the Strategic Management Cycle, through which goals are broken down through strategic planning, budget planning, performance follow-up and verification of results, to establish performance-based compensation. These practices are sustained by the following aspects, to constantly improve the Company:

  A focus on strategic objectives, involving initiatives that significantly contribute to the continuous improvement of the Company’s performance;
  Assessment and verification of the organization's results objectives envisaged in the budget to judge, if these objectives are being complied with;
  Determination based on a breakdown of the Company’s goals;
  Description, formulas and pre-defined sources, ensuring easy understanding and verification; and
  Comparison of best practices and standardization of the evaluation.

f. existence of compensation supported by direct or indirect subsidiaries or controlling companies:

There is no compensation supported by direct or indirect subsidiaries or controlling companies.

g. existence of any compensation or benefit bound to a specific corporate event such as disposal of the Company’s control:

There is no compensation or benefit bound to corporate events.

13.2 Total compensation of the Board of Directors, Statutory Board and Fiscal Council

Total compensation for the fiscal year ended December 31, 2013 – Annual Amounts
	Board of Directors	Statutory Board	Fiscal Council	Total
No. of members ¹	7.00	6.00	N/A	13.00
Number of Remunerated Members	7.00	6.00	N/A	13.00
Fixed annual compensation	R$1,641,600	R$10,860,312	N/A	R$12,501,912
Salary or pro labore	R$1,008,000	R$7,154,018	N/A	R$8,162,018
Direct and indirect benefits	N/A	R$2,275,490	N/A	R$2,275,490
Participation in committees	R$360,000	R$ 0	N/A	R$360,000
Other	R$273,600	R$1,430,804	N/A	R$1,704,404
Variable compensation	N/A	R$17,038,199	N/A	R$17,038,199
Bonus	N/A	R$14,198,499	N/A	R$14,198,499
Profit sharing	N/A	R$ 0	N/A	R$ 0
Participation in meetings	N/A	R$ 0	N/A	R$ 0
Commissions	N/A	R$ 0	N/A	R$ 0
Other	N/A	R$2,839,700	N/A	R$2,839,700
Post-employment benefits	N/A	R$117,712	N/A	R$117,712
Benefits due to interruption of position	N/A	R$ 0	N/A	R$ 0
Share-based compensation	N/A	R$ 0	N/A	R$ 0
Total compensation	R$1,641,600	R$28,016,222	R$0	R$29,657,822

¹ The number of members of each body corresponds to the annual average of the number of members of each body calculated on a monthly basis with two decimal digits, as determined in item “9.2.13.b”. Remuneration of Administrative Officers (section 13)” of CIRCULAR-OFFICIAL LETTER/CVM/SEP/No. 01/2015.

Number of members of the Board of Directors in 2013: 84/12 months = 7 members

Number of members of the Statutory Board in 2013: 72/12 months = 6 members

Total compensation for the fiscal year ended December 31, 2014 – Annual Amounts
	Board of Directors	Statutory Board	Fiscal Council	Total
No. of members ¹	6.92	4.67	N/A	11.59
Number of Remunerated Members	6.92	4.67	N/A	11.59
Fixed annual compensation	R$,606,080	R$9,447,575	N/A	R$11,053,655
Salary or pro labore	R$978,400	R$5,956,969	N/A	R$6,935,369
Direct and indirect benefits	N/A	R$2,299,311	N/A	R$2,299,311
Participation in committees	R$360,000	R$0	N/A	R$360,000
Other	R$267,680	R$1,191,294	N/A	R$1,458,974
Variable compensation	N/A	R$23,807,218	N/A	R$23,807,218
Bonus	N/A	R$19,939,348	N/A	R$19,939,348
Profit sharing	N/A	R$0	N/A	R$0
Participation in meetings	N/A	R$0	N/A	R$0
Commissions	N/A	R$0	N/A	R$0
Other	N/A	R$3,867,870	N/A	R$3,867,870
Post-employment benefits	N/A	R$115,763	N/A	R$115,763
Benefits due to interruption of position	N/A	0	N/A	R$0
Share-based compensation	N/A	0	N/A	R$0
Total compensation	R$1,606,080	R$33,370,555	R$0	R$34,976,635

¹The number of members of each body corresponds to the annual average of the number of members of each body calculated on a monthly basis with two decimal digits, as determined in item “9.2.13.b”. Remuneration of the Administrative Officers (section 13)” of CIRCULAR-OFFICIAL LETTER/CVM/SEP/No. 01/2015.

Number of members of the Board of Directors in 2014: 83/12 months = 7 members

Number of members of the Statutory Board in 2014: 56/12 months = 5 members

Total Compensation for the fiscal year ended December 31, 2015 – Annual Amounts
	Board of Directors	Statutory Board	Fiscal Council	Total
No. of members¹	6.67	6.17	N/A	12.83
Number of Remunerated Members	6.67	6.17	N/A	12.83
Fixed annual compensation	R$1,585,440	R$14,004,454	N/A	R$15,589,894
Salary or pro labore	R$961,200	R$9,759,385	N/A	R$10,720,585
Direct and indirect benefits	N/A	R$2,293,192	N/A	R$2,293,192
Participation in Committees	R$360,000	R$0	N/A	R$360,000
Other	R$264,240	R$1,951,877	N/A	R$2,216,117
Variable compensation	N/A	R$31,987,610	N/A	R$31,987,610
Bonus	N/A	R$26,656,342	N/A	R$26,656,342
Profit sharing	N/A	R$0	N/A	R$0
Participation in meetings	N/A	R$0	N/A	R$0
Comissions	N/A	R$0	N/A	R$0
Other	N/A	R$5,331,268	N/A	R$5,331,268
Post-employment benefits	N/A	R$310,625	N/A	R$310,625
Benefits due to interruption of position	N/A	R$0	N/A	R$0
Share-based compensation	N/A	R$0	N/A	R$0
Total compensation	R$1,585,440	R$46,302,689	R$0	R$47,888,129

¹The number of members of each body corresponds to the annual average of the number of members of each body calculated on a monthly basis with two decimals, as determined in item “9.2.13.b”. Remuneration of the Administrative Officers (section 13)” of CIRCULAR-OFFICIAL LETTER /CVM/SEP/No. 01/2015.

Number of members of the Board of Directors in 2015: 80/12 months = 6.67 members

Number of members of the Statutory Board in 2015: 74/12 months = 6.17 members

Total compensation – 2016 Projection
	Board of Directors	Statutory Board	Fiscal Council	Total
No. of members ¹	9.67	7.67	N/A	17.33
Number of Remunerated Members	9.67	7.67	N/A	17.33
Fixed annual compensation	R$2,102,400	R$21,631,044	N/A	R$23,733,444
Salary or pro labore	R$1,392,000	R$15,957,706	N/A	R$17,349,706
Direct and indirect benefits	N/A	R$2,481,796	N/A	R$2,481,796
Participation in Committees	R$360,000	R$0	N/A	R$360,000
Other	R$350,400	R$3,191,541	N/A	R$3,541,941
Variable compensation	N/A	R$64,560,261	N/A	R$64,560,261
Bonus	N/A	R$53,800,217	N/A	R$53,800,217
Profit sharing	N/A	R$0	N/A	R$0
Participation in meetings	N/A	R$0	N/A	R$0
Comissions	N/A	R$0	N/A	R$0
Other	N/A	R$10,760,043	N/A	R$10,760,043
Post-employment benefits	N/A	R$522,342	N/A	R$522,342
Benefits due to interruption of position	N/A	R$0	N/A	R$0
Share-based compensation	N/A	R$0	N/A	R$0
Total compensation	R$2,102,400	R$86,713,647	R$0	R$88,816,047

¹The number of members of each body corresponds to the annual average of the number of members of each body calculated on a monthly basis with two decimals, as determined in item “9.2.13.b”. Remuneration of the Administrative Officers (section 13)” of CIRCULAR-OFFICIAL LETTER /CVM/SEP/No. 01/2015.

Number of members of the Board of Directors in 2016: 116/12 months = 9.67 members

Number of members of the Statutory Board in 2016: 92/12 months = 7.67 members

13.3 Variable compensation in the last three years and compensation expected for the current year for the Board of Directors, Statutory Board and Fiscal Council:

Variable compensation – fiscal year ended December 31, 2013	Board of Directors	Statutory Board	Fiscal Council	Total

Number of members	N/A	6.00	N/A	6.00
Bonus
Minimum amount expected for the compensation plan²	N/A	R$0	N/A	R$0
Maximum amount expected for the compensation plan ¹	N/A	R$19,139,762	N/A	R$19,139,762
Amount expected for the compensation plan – goals achieved	N/A	R$19,139,762	N/A	R$19,139,762
Actual amount booked	N/A	R$14,198,499	N/A	R$14,198,499
Profit sharing
Minimum amount expected for the compensation plan	N/A	N/A	N/A	N/A
Maximum amount expected for the compensation plan	N/A	N/A	N/A	N/A
Amount expected for the compensation plan – goals achieved	N/A	N/A	N/A	N/A
Actual amount booked	N/A	N/A	N/A	N/A

Variable compensation – fiscal year ended December 31, 2014	Board of Directors	Statutory Board	Fiscal Council	Total

Number of members	N/A	4.67	N/A	4.67
Bonus
Minimum amount expected for the compensation plan²	N/A	R$0	N/A	R$0
Maximum amount expected for the compensation plan ¹	N/A	R$18,201,207	N/A	R$18,201,207
Amount expected for the compensation plan – goals achieved	N/A	R$18,201,207	N/A	R$18,201,207
Actual amount booked	N/A	R$19,939,348	N/A	R$19,939,348
Profit sharing
Minimum amount expected for the compensation plan²	N/A	N/A	N/A	N/A
Maximum amount expected for the compensation plan ¹	N/A	N/A	N/A	N/A
Amount expected for the compensation plan – goals achieved	N/A	N/A	N/A	N/A
Actual amount booked	N/A	N/A	N/A	N/A

Variable compensation – fiscal year ended December 31, 2015	Conselho de Administração	Diretoria Estatutária	Conselho Fiscal	Total

Number of members	N/A	6.17	N/A	6.17
Bonus
Minimum amount expected for the compensation plan²	N/A	R$0	N/A	R$0
Maximum amount expected for the compensation plan ¹	N/A	R$19,841,154	N/A	R$19,841,154
Amount expected for the compensation plan – goals achieved	N/A	R$19,841,154	N/A	R$19,841,154
Actual amount booked	N/A	R$26,656,342	N/A	R$26,656,342
Profit sharing
Minimum amount expected for the compensation plan²	N/A	N/A	N/A	N/A
Maximum amount expected for the compensation plan ¹	N/A	N/A	N/A	N/A
Amount expected for the compensation plan – goals achieved	N/A	N/A	N/A	N/A
Actual amount booked	N/A	N/A	N/A	N/A

Variable compensation projected for the current fiscal year (2016)	Board of Directors	Statutory Board	Fiscal Council	Total

Number of members	N/A	7.67	N/A	7.67
Bonus
Minimum amount expected for the compensation plan²	N/A	R$0	N/A	R$0
Maximum amount expected for the compensation plan ¹	N/A	R$53,800,217	N/A	R$53,800,217
Amount expected for the compensation plan – goals achieved	N/A	R$53,800,217	N/A	R$53,800,217
Actual amount booked
Profit sharing	N/A	N/A	N/A	N/A
Minimum amount expected for the compensation plan	N/A	N/A	N/A	N/A
Maximum amount expected for the compensation plan	N/A	N/A	N/A	N/A

¹The maximum amount expected for the variable compensation considers the achievement of 100% the goals established, and there being no additional amounts in case of achievement of more than 100% of the goals.

²The Company’s variable compensation model conditions the payment of the bonus to the achievement of a “trigger” (established each year). In case it is not achieved, the payment cannot be made in the year under consideration, which is the reason why the minimum amount expected is R$0. In the event that the “trigger” is not reached, there may be partial or total payment, as resolved by the Chief Executive Officer of the Company, when the reason is caused by exceptional situations.

13.4 Share-based compensation during the last three fiscal years and expected for the current fiscal year, paid to the members of the Board of Directors and Statutory Boarde:

None.

13.5 Share-based compensation for the Board of Directors and Statutory Board recognized in the results of the last three fiscal years and expected for the current fiscal year:

None.

13.6 Information regarding stock options held by members of the Board of Directors and Statutory Board at the close of the last fiscal year:

None.

13.7 Stock options exercised and stock given as share-based compensation to members of the Board of Directors and the Statutory Board in the last three fiscal years:

None.

13.8 Necessary information for the understanding of data disclosed in items 13.5 to 13.7 (including the method used for share and option pricing):

None.

13.9 State the number of shares or other ownership interests held by members of the Board of Directors, Statutory Board or Fiscal Council, either directly or indirectly, in Brazil or abroad, as well as other securities convertible into shares or other ownership interests issued by the Company, its direct or indirect controllers, subsidiaries or jointly-owned subsidiaries at the close of the last fiscal year:

COMPANY		December 31, 2015
		Board of Directors	Statutory Board	Fiscal Council	Total
Company	Type
Companhia Siderúrgica Nacional	Common shares	1,550	89,000	-	90,550

SUBSIDIARIES		December 31, 2015
		Board of Directors	Executive Board	Fiscal Council	Total
Company	Type
Rio Purus Participações S.A.	Common shares	1,000	1,000	N/A	1,000

SUBSIDIARIES		December 31, 2015
		Board of Directors	Executive Board	Fiscal Council	Total
Company	Type
Cia. Metalic Nordeste	Common Shares	0	1	0	1
Companhia Florestal do Brasil	Common Shares	0	1	0	1
CSN Gestão de Recursos Financeiros Ltda.	Capital stock quotas	1	1	0	1
Estanho de Rondônia S.A.	Common Shares	0	1	0	0
Mineração Nacional S.A.	Common Shares	0	1	0	1
Sepetiba Tecon S.A.	Common Shares	0	1	0	1
Companhia Metalúrgica Prada	Common Shares	0	1	0	1
Nordeste Logística S.A.	Common Shares	0	1	0	1

13.10 Information on private pension plans granted to Board members and Statutory Officers:

The Company offers its statutory officers the private pension plan CBS Previdência - Caixa Beneficente dos Empregados da Companhia Siderúrgica Nacional through which participants may contribute with 3% to 6% of their salary or earnings, which the Company matches 100%.

	CBS Previdência – Caixa Beneficente dos Empregados da Companhia Siderúrgica Nacional
	Board of Directors	Statutory Board
Number of members(¹)	N/A	7
Name of the plan(2)	N/A	Supplementary Benefit Mixed Plan and CBSPREV Benefits Plan
Number of management members entitled to retire	N/A	4
Conditions for early retirement	N/A	(3)
Updated amount of accumulated contributions up to the close of the last fiscal year, excluding contributions paid directly by management members	N/A	R$2,617,782.92
Total amount of accumulated contributions up to the close of the last fiscal year, excluding contributions paid directly by management members	N/A	R$285,657.06
Early withdrawal and its conditions	N/A	Yes, members who no longer work for the Sponsor and do not receive CBS payments

(1) Statutory officers on December 31, 2015

(2) The Mixed Supplementary Benefit Plan is structured in the category of Variable Contribution, while the CBSPREV Plan is structured in the category of Pure Defined Contribution (without any actuarial risk components).

(3) Early retirement: Participants must apply to be granted the benefit of early retirement, after which payment will occur in successive monthly installments, in accordance with the conditions established in the regulations of the plan, which are available on the Intranet of the company, and it must be approved by PREVIC and published in the DOU – Federal Official Gazette, with its initial value fixed in accordance with the option for the form of receipt.

13.11 Maximum, minimum and average compensation paid to members of the Board of Directors, Statutory Board and Fiscal Council:

Justification for not completing the chart:

Information not disclosed in accordance with decision of the 5th Federal Court of Rio de Janeiro (case no. 2010.5101002888-5), in favor of IBEF - Rio de Janeiro, an institute to which the Company is affiliated.

13.12 Describe all contractual arrangements, insurance policies or compensation mechanisms for management in case of termination or retirement, indicating financial consequences incurred by the Company:

None.

13.13 Percentage of total compensation of each body, as recognized in the Company’s results, for members of the Board of Directors, Statutory Board or Fiscal Council that are direct or indirect related parties of the controllers, according to all applicable accounting rules governing the matter:

	2013
	Board of Directors	Statutory Board	Fiscal Council
Percentage	10.53%	52.30%	N/A

	2014
	Board of Directors	Statutory Board	Fiscal Council
Percentage	10.76%	74.01%	N/A

	2015
	Board of Directors	Statutory Board	Fiscal Council
Percentage	10.90%	56.89%	N/A

13.14 Amounts paid to members of the Board of Directors, Statutory Board and Fiscal Council, by body, for any reason not related to their position (i.e. commissions, consulting or advisory fees) as recognized in the Company’s result:

None.

13.15 Amounts recognized in the results of the Company’s direct or indirect controllers, jointly-controlled entities or subsidiaries, as compensation for members of the Board of Directors, Statutory Board, or Fiscal Council, by body, specifying the type of payment and to whom it was paid:

Fiscal year 2013 – compensation received as a result of the exercise of position in the issuer

	Board of Directors	Statutory Board	Fiscal Council	Total
Direct and indirect controllers	N/A	N/A	N/A	N/A
Issuer’s subsidiaries	R$156,000.00	N/A	N/A	R$156,000.00
Jointly-controlled entities	N/A	N/A	N/A	N/A

Fiscal year 2013 – other compensations received, specifying the type of payment

	Board of Directors	Statutory Board	Fiscal Council	Total
Direct and indirect controllers	N/A	N/A	N/A	N/A
Issuer’s subsidiaries	N/A	N/A	N/A	N/A
Jointly-controlled entities	N/A	N/A	N/A	N/A

Fiscal year 2014 – compensation received as a result of the exercise of position in the issuer

	Board of Directors	Statutory Board	Fiscal Council	Total
Direct and indirect controllers	N/A	N/A	N/A	N/A
Issuer’s subsidiaries	R$45,516.00	N/A	N/A	R$45,516.00
Jointly-owned entities	N/A	N/A	N/A	N/A

Fiscal year 2014 – other compensation received, specifying the type of payment

	Board of Directors	Statutory Board	Fiscal Council	Total
Direct and indirect controllers	N/A	N/A	N/A	N/A
Issuer’s subsidiaries	N/A	N/A	N/A	N/A
Jointly-controlled entities	N/A	N/A	N/A	N/A

Fiscal year 2015 – compensation received as a result of the exercise of position in the issuer

	Board of Directors	Statutory Board	Fiscal Council	Total
Direct and indirect controllers	N/A	N/A	N/A	N/A
Issuer’s subsidiaries	R$14,652.00	N/A	N/A	R$14,652.00
Jointly-owned entities	N/A	N/A	N/A	N/A

Fiscal year 2015 – other compensation received, specifying the type of payment

	Board of Directors	Statutory Board	Fiscal Council	Total
Direct and indirect controllers	N/A	N/A	N/A	N/A
Issuer’s subsidiaries	N/A	N/A	N/A	N/A
Jointly-controlled entities	N/A	N/A	N/A	N/A

13.16 Other material information:

None.

COMPANHIA SIDERÚRGICA NACIONAL

ATTACHMENT III

ALLOCATION OF THE NET INCOME

Base Date: December 31, 2015

(as per Exhibit 9-1-II of CVM Instruction No. 481, of December 17, 2009)

1. Inform the net income for the fiscal year
The net income for fiscal year 2015, before the Legal Reserve, was of R$1,257,896,040.64. After the accrual of the Legal Reserve an available profit of R$1,195,001,238.61 remained.
2. Inform the overall amount and the value per share of the dividends, including advance dividends and interest on own capital already declared

Earnings	Paid on	Amount	Gross Amount (in R$ per share)	Type of share
DIVIDENDS DISTRIBUTED ON 03/11/ /2015	03/19/2015	275,000,000.00	0.20263	ON

3. Inform the percentage of the net income for the fiscal year that was distributed

				2015
Net income for the year (net of legal reserve)				1,195,001,238.61
Dividends				275,000,000.00
Income distributed				23%

The Management of the Company, based on Article 197 of Law No. 6404/76, is proposing “ad referendum” to the Annual Shareholders’ Meeting – AGO, to retain a portion of the mandatory minimum dividends in an Unrealized Profits Reserve account, seen that there is no realized profit in fiscal year 2015.

4. Inform the overall amount and the value per share of dividends distributed based on profits of previous fiscal years
There was no distribution of profits of previous fiscal years.
5. Inform, after deduction of anticipated dividends and interest on own capital already declared:

a)       The gross amount of dividends and interest on own capital, in a segregated form, per share of each kind and class.

b)       The form and the period for payment of the dividends and interest on own capital.

c)        Any incidence of updating and interest and dividends and interest on own capital

Not applicable

d)       Date of the declaration of payment of the dividends and interest on own capital considered for identification of the shareholders that shall have the right to receive them

e)

Dividends declared	Paid on	Type of pament	Amount	Type of shares
DIVIDENDS DISTRIBUTED ON 03/11/2015	03/192015	Cash	275,000,000.00	ON
56

6. If there has been declaration of dividends or interest on own capital based on profits assessed in six-monthly balance sheets or in shorter periods
a) Inform the amount of the dividends or interest on own capital already declared Not applicable b) Inform the date of the relevant payments Not applicable.
7. If there is allocation of profits to the legal reserve
a) Identify the amount allocated to the reserve.

b)       Detail the form of calculation of the legal reserve.

Of the net income for the fiscal year, five percent (5%) shall be applied, prior to any other allocation in the formation a legal reserve, which shall not exceed twenty percent (20%) of the capital stock (Article 193-Law No. 6404/76).

8. If the Company has preferred shares that are entitled to fixed or minimum dividends:
The Company does not have preferred shares.
9. In relation to the mandatory dividend:

a)       Describe the form for calculation provided in the Bylaws.

Article 33 of the Bylaws of the Company provides that the Company shall distribute as a dividend, in each fiscal year, at least 25% of the net income for the fiscal year adjusted on the terms of Article 202 of Law No. 6404/76.

b)       Inform if it is being paid in full.

No. Of the total amount of the minimum mandatory dividend 23% were paid in advance in cash and the remaining 2%, amounting to R$23,750,309.65, Management proposes to allocate to the Reserve for Unrealized Profits account (awaiting realization).

c)        Inform the amount that may eventually the retained.

Management proposes retention of R$23,750,309.65 for the Reserve for Unrealized Profits.

10. If there is retention of the mandatory dividend payable due to the financial situation of the Company:

a)       Inform the amount of the retention.

Not applicable.

b)       Describe in detail the financial situation of the Company, including by addressing aspects related to the analysis of liquidity, to working capital and positive cash flows:

Not applicable.

c)        Justify the retention of the dividend.

Not applicable.

11. If there is allocation of results to the reserve for contingencies.

a)       Identify the amount to be allocated to the reserve.

Not applicable.

b)       Identify the loss considered to be probable and its cause.

Not applicable.

c)        Explain why the loss was considered probable.

Not applicable.

12. If there is allocation of results to the reserve for unrealized profits

a)       Inform the amount allocated to the reserve for unrealized profits.

The amount allocated to the reserve for unrealized profits was of R$23,750,309.65.

b)       Inform the nature of the unrealized profits that gave rise to the reserve.

The nature of the unrealized profits that gave rise to the reserve is the Equity Accounting.

13. If there is allocation of results to statutory reserves

a)       Describe the statutory clauses that establish the reserve.

Article 30, Paragraph Three of the Bylaws of the Company:

"The Board of Directors may propose for resolution by the Shareholders’ Meeting to deduct from the net income for the fiscal year an amount of at least one percent (1%) for the formation of a reserve for working capital and investments, which shall observe the following principles:

I. its formation shall not impair the mandatory minimum dividend provided in Article 33;

II. its balance together with the other profit reserves, except for the reserves for contingencies and of unrealized profits, shall not exceed the capital stock, subject to penalty of capitalization or distribution in cash of the excess, at the discretion of the Shareholders’ Meeting;

III. the reserve has the purpose of ensuring the maintenance and development of the activities that make up the business purpose of the Company, the conduction of investments in permanent assets or increases of the working capital including by means of repayment of Company debts, irrespective of retention of profits that are entailed to the capital budget;

IV. its balance may be used (i) in the absorption of losses, whenever necessary, (ii) in the distribution of dividends at any time, (iii) in transactions of redemption, reimbursement or purchase of shares, as authorized by law, and (iv) in incorporation into the capital stock, including by means of new stock bonuses.”

b)       Identify the amount allocated to the reserve.

The amount proposed for allocation to the statutory reserve is of R$896,250,928.96.

c)        Describe how the amount was calculated:

Description	Amount
Net income for the year	1,257,896,040.64
(-) Legal reserve	(62,894,802.03)
(-) Dividends distributed 23%	(275,000,000.00)
(-) Transfer to Unrealized Profits Reserve	(23,750,309.65)
(=) Balance transferred to Statutory Reserve	896,250,928.96

14. If there is retention of profit provided in the capital budget
a) Identify the amount of the retention Not applicable. b) Provide a copy of the capital budget Not applicable.
15. If there is allocation of results to the reserve for tax incentives
a) Inform the amount allocated to the reserve Not applicable. b) Explain the nature of the allocation Not applicable.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 18, 2016

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Paulo Rogério Caffarelli
Paulo Rogério Caffarelli Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.